

SEC Mail Processing Section
NOV 14 2011
Washington, DC
101

24-10222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

FREEDOM MOTORS, INC.

A NEVADA CORPORATION

With principal offices at:

**1222 Research Park Drive
Davis, CA 95618**

Agent for service of process:

**PAUL S. MOLLER
1222 Research Park Drive
Davis, CA 95618
(530) 756-5086**

3510
Primary standard Industrial Classification Code Number

91-1803331
I.R.S. Employee Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1—NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors;

Name	Business Address	Residential Address
Paul S. Moller	**1222 Research Park Dr. Davis, CA 95618**	**9350 Currey Road Dixon, CA 95620**
Jim Toreson	**1222 Research Park Dr. Davis, CA 95618**	**HCR61 Box 51 Alamo, NV 89001**
Kerry Bryant	**1222 Research Park Dr. Davis, CA 95618**	**6401 East Nohl Ranch Rd Anaheim Hills, CA 92807**
William Strons	**1222 Research Park Dr. Davis, CA 95618**	**1239 East Francis Road New Lenox, IL 60451**
Stephen P. Smith	**1222 Research Park Dr. Davis, CA 95618**	**724 Vallambrosa Drive Pasadena, CA 91107**

(b) The issuer's officers;

Paul S. Moller Chairman	**1222 Research Park Dr. Davis, CA 95618**	**9350 Currey Road Dixon, CA 95620**
Jim Toreson Chief Executive Officer	**1222 Research Park Dr. Davis, CA 95618**	**HCR61 Box 51 Alamo, NV 89001**
Stephen P. Smith Secretary	**1222 Research Park Dr. Davis, CA 95618**	**724 Vallambrosa Drive Pasadena, CA 91107**
Michael Marevich Chief Financial Officer	**1222 Research Park Dr. Davis, CA 95618**	**1855 Rose Avenue, First Floor San Marino, CA 91108**

(c) The issuer's general partners;

Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

Paul S. Moller

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Same as (d) above.

(f) Promoters of the issuer;

None.

(g) Affiliates of the issuer;

Paul S. Moller

Moller International, Inc.

(h) Counsel to the issuer with respect to the proposed offering;

Craig G. Christensen **Christensen Capital** **Law Corporation**	**1478 Stone Point Dr. Ste. 400** **Roseville CA 95661**	**1478 Stone Point Dr., Ste. 400** **Roseville, CA 95661**

(i) Each underwriter with respect to the proposed offering;

Freedom Motors, Inc. will self-underwrite with the assistance of Hollytronic Capital Partners

(j) The underwriter's directors;

Not applicable.

(k) The underwriter's officers;

Not applicable.

(l) The underwriter's general partners;

Not applicable.

(m) Counsel to the underwriter.

Not applicable.

Item 2. Application of Rule 262.

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **No.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Not applicable.**

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. **Not applicable.**

The issuer has not had a net income from operations of the character in which the issuer intends to

engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered in the following states by officers and directors of the Company:

California –Qualification by coordination
Nevada
Texas
Colorado

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer; **Freedom Motors, Inc.**

(2) the title and amount of securities issued; **Common Stock**

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; $10 per share for a total of **$250,465**

(4) the names and identities of the persons to whom the securities were issued.

Transaction Date	Name	Shares	Comments
06/07/10	Heritage Corporate Services	1,765	Payment for services rendered
07/01/10	Heritage Corporate Services	1,765	Payment for services rendered
08/06/10	Heritage Corporate Services	1,765	Payment for services rendered
09/03/10	Heritage Corporate Services	1,765	Payment for services rendered
11/03/10	Heritage Corporate Services	1,765	Payment for services rendered
12/06/10	Heritage Corporate Services	1,765	Payment for services rendered
12/23/10	Guillermo Pliego	575	Loan from Pliego 115k made 12/22/10. Stock issued as award of 10% of loan = $11,500 /$10 per FM share = 1,150 shares / 2 = 575 shares for Pliego & 575 for Stella Powell
12/23/10	Stella Powell	575	Loan from Pliego 115k made 12/22/10. Stock issued as award of 10% of loan = $11,500 /$10 per FM share = 1,150 shares / 2 = 575 shares for Pliego & 575 for Stella Powell
02/03/11	Heritage Corporate Services	425	Payment for services rendered

03/22/11	Cathleen Faggioni	1,000	Cancellation of debt
03/22/11	Martino Faggioni	12,300	Cancellation of debt
Total		25,465	

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **Not applicable.**

(2) To stabilize the market for any of the securities to be offered; **Not applicable.**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **Not applicable.**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **Not applicable.**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. **Not applicable.**

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **Yes. The date of publication was February 22, 2010. The date of the last communication with prospective purchasers was February 22, 2010.**

REGULATION A OFFERING CIRCULAR

FREEDOM MOTORS, INC.

Nevada	3519	91-1803331
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1222 Research Park Drive **Davis, CA 95618**	95618
(Address of registrant's principal executive offices)	(Zip Code)

(530) 756-5086

Registrant's Telephone Number,
Including Area Code

Corporate Services of Nevada
502 North Division Street
Carson City, NV 89703
(775) 883-3711
(Name, Address and Telephone Number of Agent for Service)

Copies of all correspondence to:

Craig G. Christensen, Esq.
Christensen Capital Law Corporation
1478 Stone Point Drive, Suite 400
Roseville, CA 95661
(916) 930-6142 or (877) 453-3376
cgc@chriscaplaw.com

Approximate date of proposed sale to the public: From time to time after this Offering Statement is qualified by order of the Commissioner.

FREEDOM MOTORS, INC.

2,000,000 Shares of Common Stock

We are offering for sale 2,000,000 shares of our common stock in a Regulation A Offering under the Securities Act of 1933. The purchase price is $2.50 per share. No underwriter is involved in the offering and distribution of the shares. We are offering the shares without any underwriting discounts or commissions. Our officers and directors will offer and sell the shares on our behalf. If all of the shares offered are purchased, the proceeds to us will be $5,000,000. There is no minimum amount required to be raised in this offering. Subscriptions for shares of our common stock are irrevocable once made, and funds will only be returned upon rejection of the subscription. No public market currently exists for shares of our common stock. This offering will terminate twelve months following the effective date of an Order for Qualification of this Offering, but may be extended at our option.

Title of securities to be offered	Number of offered shares	Offering price per share	Proceeds
Common Stock	2,000,000	$2.50	$5,000,000[1]

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. See "Risk Factors" on Pages 7 to 11 for factors to be considered before purchasing shares of our common stock.

WE WILL NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION HAS ISSUED AN ORDER FOR QUALIFICATION OF THIS OFFERING. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 112 pages.

THE DATE OF THIS OFFERING CIRCULAR IS NOVEMBER 9, 2011

---

[1] Hollytronic Capital Partners, LLC, an unlicensed investment firm, has agreed to assist us in identifying prospective investors on a "best efforts" basis. If they are successful in their services, we will pay them a fee of 8% of sales to investors identified by them, thereby reducing offering proceeds by that amount.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

1. Exact corporate name: **FREEDOM MOTORS, INC.**

State and date of incorporation: **Nevada –April 16, 1997**

Company Telephone Number: **(530) 756-5086**

Fiscal year: **June 30**

Person(s) to contact at Company with respect to offering:

Bruce Calkins, General Manager
1222 Research Park Drive
Davis, CA 95618
(530) 756-5086
bruce@freedom-motors.com

Craig G. Christensen, Esq.
1478 Stone Point Drive, Suite 400
Roseville, CA 95661
(916) 930-6142 or (877) 453-3376
cgc@chriscaplaw.com

Our Business: We were incorporated in Nevada on April 16, 1997 as a wholly-owned subsidiary of MLER, Inc. ("MLER") for the purpose of producing and marketing Rotapower® engines. (See "The Ancestry of Rotapower® Engine" in **Business and Products**). We acquired from MLER the worldwide marketing and distribution rights to single and multi-rotor engines for use in various applications such as personal watercraft (PWC), snowmobiles and auxiliary power units (APU). In 2001 we were "spun-off" from MLER to become a stand-alone corporation. Our goal is to become a significant wholesaler of the Rotapower® Engine that will over time replace the standard two-stroke engine.

Our Rotapower® engine is targeted to be a low cost, ultra-low emission replacement for two-stroke engines in the worldwide engine market. We believe it could also replace four-stroke engines where compact power, emissions, vibration, and/or multi-fuel capability are important. Examples include applications where portability is essential or space and low vibration are critical, such as hybrid electric vehicles.

Summary Financial Information: The summary financial information set forth below is derived from the more detailed financial statements appearing elsewhere in this Offering Circular. We have prepared our financial statements contained in this Offering Circular in accordance with accounting principles generally accepted in the United States. All information should be considered in conjunction with our financial statements and the notes contained elsewhere in this Offering Circular.

Income Statement	For the year ended June 30, 2011	For the year ended June 30, 2010	For the year ended June 30, 2009
Revenue	$4,404,481	$200,000	$0
Total Operating Expenses	754,204	1,368,173	1,800,080
Net Income (Loss)	3,650,277	(1,261,640)	(1,800.080)
Net Income (Loss) Per Share	0.09	(0.16)*	(0.22)*

Balance Sheet	June 30, 2011	June 30, 2010	June 30, 2009
Total Assets	$37,829	$1,420,086	$1,438,131
Total Liabilities	5,177,030	9,314,115	8,368,187
Stockholders' Equity	($5,139,201)	($7,894,029)	($6,930,056)

Number of shares being offered: We are offering for sale 2,000,000 shares of our common stock. We will sell the shares we are offering only to those individuals who have received a copy of this Offering Circular.

Number of shares outstanding after the offering: 40,222,860 shares of our common stock are currently issued and outstanding. After the offering, there may be up to 42,222,860 shares of our common stock issued and outstanding if all of the offered shares are sold.

Estimated use of proceeds: We will receive $5,000,000 if all of the offered shares are sold and $2,500,000 if half the offered shares are sold. If all of the offered shares are purchased, we intend to use the proceeds for technical equipment, tooling, development expenses, wages for employees/contractors, and marketing expenses. See "Use of Proceeds". This is a best efforts

. 0010

offering with no minimum offering amount. There is no guarantee that we will even raise enough funds to cover the expenses of this offering.

RISK FACTORS

In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing any of our shares of common stock. A purchase of our common stock is speculative in nature and involves a lot of risks. No purchase of our common stock should be made by any person who is not in a position to lose the entire amount of his investment.

Risks related to our business:

We may not be able to further implement our business strategy unless sufficient funds are raised in this offering. If we do not raise at least $1,250,000 we may have to cease operations, which could cause investors to lose their investment in us.

In order to fund our operations, we believe that we need minimum proceeds of approximately $1,250,000 from this offering. We believe that $1,250,000 will be sufficient to pay for the expenses of this offering and conduct our proposed business activities. Moreover, we hope to raise $5,000,000, which would allow us to implement our business plan to the full extent that we envision. We may not realize sufficient proceeds to complete further business development costs, or to provide adequate cash flow for planned business activities. Our inability to raise sufficient funds in this offering may significantly hinder our ability to continue operations. If we fail to raise sufficient funds in this offering, investors may lose their entire cash investment.

We have a limited operating history upon which an evaluation of our prospects can be made.

We were incorporated in April 1997. Our lack of profitable operating history makes an evaluation of our business and prospects very difficult. Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business. We cannot be certain that our business will be successful or that we will generate significant revenues.

Because we are a development stage company, we have no revenues to sustain our operations.

We are a development stage company that is currently developing our business. To date, we have generated only minimal revenues from licensing activity. The success of our business operations will depend upon our ability to obtain licensees/customers and provide quality services to them. We are not able to accurately predict whether we will be able to develop our business and generate significant revenues. If we are not able to complete the successful development of our business plan, generate significant revenues and attain sustainable operations, then our business will fail.

We anticipate that we may need to raise additional capital to market our products and services. Our failure to raise additional capital will significantly affect our ability to fund our

.0011

proposed marketing activities.

We are currently not engaged in any sophisticated marketing program to market our services because we lack sufficient capital and revenues to justify the expenditure. We need to raise at least $1,250,000 to pay for the costs of this offering and fund our proposed business activities. We believe that we will need to raise $5,000,000 in this offering to fully implement our business plans. However, we may need to spend more funds on marketing and promotion than we have initially estimated. Therefore, if we need additional funds, we will need to raise additional capital in addition to the funds raised in this offering. We do not know if we will be able to acquire additional financing at commercially reasonable rates. Our failure to obtain additional funds would significantly limit or eliminate our ability to fund our sales and marketing activities. Investors may lose all of their investment if we are unable to continue operations and generate revenues, or if we do not raise sufficient funds in this offering.

We may not have sufficient financial resources to fund our operations if the offering is substantially undersold.

There is no minimum offering amount for this offering. We may not sell any or all of the offered shares. If the offering is substantially undersold, investors may lose their entire investment because we will not have sufficient capital to fund our operations. If we do not sell all of the offered shares, we may also be forced to limit any proposed business activities, which will hinder our ability to generate revenues.

Investors in this offering will suffer immediate and substantial dilution of their investment because they will provide 56% of the total historical contributed capital in exchange for a 4.74% equity interest (assuming sale of all the offered shares) in the company.[2] Moreover, the dilution is particularly drastic since the Total Capital of the company is a *negative* $5,139, 201. See Part F/S.

The initial offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, which is a *negative* $0.12 per share (-$0.12). Some existing shareholders have paid considerably less than the amount to be paid for the common stock in this offering (after adjustment for the recent stock split). As a result, with the offering price of $2.50 per share, investors purchasing common stock in this offering will incur immediate dilution of *negative* -$2.62 in pro forma net tangible book value per share of common stock as of July 31, 2011, if all of the offered shares are sold.

[2] For tax purposes we have elected to deduct as an expense all engine development related costs in the current year. This includes items like molds, prototype engines, fixtures, etc. While this treatment reduces our stated fixed assets it minimizes county inventory taxes, which are substantial in California. Furthermore the Company's production equipment, including CNC machining centers, lathes, grinders, tooling and inspection equipment, are all fully depreciated. Replacement cost for such equipment exceeds $12 million.

Current Issued and Outstanding Shares of Common Stock: 40,222,860

Number of Shares being offered: 2,000,000

Dilution at:	25%	50%	75%	100%
Number of Shares sold:	500,000	1,000,000	1,500,000	2,000,000
New total outstanding:	40,722,860	41,222,860	41,722,860	42,222,860
Dilution factor:	1.24%	2.49%	3.73%	4.97%

We may not realize sufficient proceeds from this offering to implement our business plan, as we are offering shares on direct participation basis, rather than using the experience of a dealer-broker.

We are offering shares on a direct participation basis. No individual, firm, or corporation has agreed to purchase any of the offered Shares. We cannot guaranty that any or all of the shares will be sold. Hollytronic Capital Partners, LLC, an unlicensed investment firm, has agreed to assist us in identifying prospective investors on a "best efforts" basis. A delay in the sale of the shares in this offering can be expected to cause a similar delay in the implementation of our business plan.

Our officers and directors are engaged in other activities that could conflict with our interests. Therefore, our officers and directors may not devote sufficient time to our affairs, which may affect our ability to conduct marketing activities and generate revenues.

The individuals serving as our officers and directors have existing responsibilities and may have additional responsibilities to provide management and services to other entities. As a result, conflicts of interest between us and the other activities of those entities may occur from time to time, in that our officers and directors shall have conflicts of interest in allocating time, services, and functions between the other business ventures in which he may be or become involved and our affairs.

We have generated only minimal profits from our operations.

In the absence of significant sales and profits, we will seek to raise additional funds to meet our working capital needs principally through the additional sales of our securities. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, such as the funds we are attempting to raise in this offering, or that such funds, if available, will be obtainable on terms satisfactory to us. If we do not raise sufficient funds in this offering, we may not be able to continue in business. As a result, our auditors believe that substantial doubt exists about our ability to continue operations.

Risks related to owning our common stock:

We arbitrarily determined the offering price of the shares of common stock. Therefore, investors may lose all or part of their investment if the offering price is higher than the current market value of the offered shares.

The offering price of the shares of common stock being offered by us has been determined primarily by our capital requirements and has no relationship to any established criteria of value, such as book value or earnings per share. Additionally, because we have no significant operating history and have only generated minimal operating revenues to date, the price of the shares of common stock is not based on past earnings, nor is the price of the shares indicative of current market value for the assets owned by us. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. Even if a public trading market develops for our common stock, the shares may not attain market values commensurate with the offering price.

We are highly dependent on our principal officers.

The success of our Company will be largely, if not entirely, dependent upon the management and operational skills and efforts of our Chairman, Dr. Paul S. Moller and our Chief Executive Officer, Jim Toreson. These officers have formulated the overall business objectives and corporate strategy for the Company. The loss of their services for any reason could have an adverse affect on the Company's business prospects. The Company does not maintain key person life insurance on any of its officers or directors.

We are an affiliate of Moller International, Inc. ("MLER") a publicly traded company.

Its founder, Dr. Paul S. Moller, owns a majority of the outstanding shares of MLER, INC. Dr. Moller also owns a majority of the outstanding shares of Freedom Motors, Inc. Due to its status as a public company, Moller International, Inc. is subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and other recent federal securities legislation. Due to our close ownership and business relationship with MLER, which includes some commonality of officers, directors, controlling shareholder and business premises, any violations of the securities laws by MLER would likely have an adverse effect on us. Similarly, if MLER suffers any adverse financial event, we would likely be harmed economically as well.

Further, we have a long-standing and ongoing business relationship with MLER because we have licensed the Rotapower® technology from them and we have on obligation to make royalty payment to them. In addition, we owe approximately $4,450,000 to MLER for prior advances to us.

Our controlling shareholder, Chairman and Board member Dr. Paul S. Moller is currently subject to a Chapter 11 bankruptcy reorganization proceeding.

Dr. Paul S. Moller, Chairman, and his wife filed a petition for reorganization under Chapter 11 of the Federal Bankruptcy Act on July 31, 2009 in the United States Bankruptcy Court for the Eastern District of California. Dr. Moller's primary assets include accounts receivable from Moller International, Inc., a publicly traded company ("MLER"), and the shares of MLER, of which he owns or controls more than 50%. Dr. Moller also owns more than 50% of the outstanding shares of

Freedom Motors, Inc. (See "Security Ownership of Certain Beneficial Owners and Management".

The Moller's Chapter 11 Plan of Reorganization was approved by the Bankruptcy Court on July 7, 2011. See Exhibit F. The Administrator of the Plan, Jon Tesar, has legal control of the Moller's assets for purposes of implementing the Plan, which includes collecting funds and/or assets belonging to Dr. and Mrs. Moller and distributing available cash to their creditors.

The Administrator has stated that the accounts receivable of Dr. Moller from MLER are a priority in terms of collecting funds for the bankruptcy estate. We are indebted to MLER in the amount of approximately $4,450,000. That debt is clearly an important account receivable to the Administrator. At the same time, any legal action against MII or Freedom Motors could have a serious negative impact on the value of the MII shares, a situation the Administrator wishes to avoid.

Nevertheless, the Administrator has the legal right to sell the Moller's MLER shares subject to federal securities law limitations.[3] He also has the legal right to sue our company for the $4,450,000 we owe to MLER. If such a lawsuit were successful, we would likely be unable to continue to do business. The Administrator also has the legal right to sell the shares of our company, Freedom Motors, Inc., that are owned by Dr. and Mrs. Moller.

If Dr. Moller loses some or all of his shares in either MII or Freedom Motors, Inc., his ability to continue directing the business and operations of the two companies could be seriously impaired.

FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS OFFERING CIRCULAR, THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH HEREIN. THESE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

FORWARD LOOKING STATEMENTS

Information in this Offering Circular contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking

[3] Generally, Dr. Moller's shares in MLER are subject to a limitation on sales by control persons under the federal securities laws. Not more than 1% of his total shares may be sold in any calendar quarter.

statements. Among the key factors that have a direct bearing on our results of operations are the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

USE OF PROCEEDS

We will utilize the $5 million derived from this Offering to complete development of the compound engine, acquire initial tooling and equipment and complete a pilot production run of the CRE 150cc and 450cc displacement models.

Use Category	If Maximum Sold	If $1.25 Million Sold
Manufacturing/Assembly Equipment	$ 550,000	$ 50,000
Machine Tools	300,000	100,000
Tooling	250,000	125,000
Testing Equipment	75,000	30,000
Inspection Equipment	75,000	20,000
Office & Logistics Equipment	50,000	20,000
Marketing	125,000	80,000
Development & Testing	1,500,000	300,000
G & A	375,000	375,000
Facilities	200,000	150,000
Reserve for outsourcing services	1,500,000	0
Total[4]	$5,000,000	$1,250,000

The above numbers are estimates since we will be working with licensees and/or JV partners to acquire those parts that are common between the basic and compound engines (estimated at 75%).

WE BELIEVE THAT WE CAN MEANINGFULLY PURSUE A SCALED-DOWN, MORE FOCUSED BUSINESS MODEL IF ONLY 25% OF THE TOTAL OFFERING AMOUNT ($1,250,000) IS RAISED. IF MORE THAN 25% BUT LESS THAN 100% OF THE OFFERING IS SOLD, MANAGEMENTWILL USE ITS BEST JUDGMENT IN ALLOCATING THE OFFERING PROCEEDS BASED UPON THEN-CURRENT BUSINESS CONDITIONS AND OPPORTUNITIES.

The order of priority in which the offering proceeds will be used is for a pilot production run of only the Rotapower® 150cc model, which constitutes the largest portion of the engine requested by the letters of intent we have in hand and is also the most production-ready of the engines we

[4] See Page 2, footnote 1, regarding Hollytronics Capital Partners, LLC.

have developed.

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

No material part of the proceeds of this offering will be used to discharge indebtedness.

We estimate the cost of acquiring technical equipment for operations to be $1.3 million, including all production and production-related equipment. All such acquisitions will be made from third-party vendors at arms' length.

No amount of the proceeds of this offering will be used to reimburse any officer, director, employee, or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

Assuming that this offering is successful in raising at least 25% of the maximum offering amount, we do not presently anticipate having within the next twelve months any cash flow or liquidity problems. See Risk Factors (pp. 7 to 11). We are not in default or in breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. We have no trade payables. We are not subject to any unsatisfied judgments, liens, or settlement obligations.

Determination of Offering Price

Factors Used to Determine Share Price. The offering price of the 2,000,000 shares of common stock being offered by us has been determined primarily by our capital requirements and has no relationship to any established criteria of value, such as book value or earnings per share. Additionally, because we have no significant operating history and have only generated limited revenues to date, the price of the shares of common stock is not based on past earnings, nor is the price of the shares indicative of current market value for the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion.

Dilution

We intend to sell 2,000,000 shares of our common stock. We were initially capitalized by the sale of our common stock. The following table sets forth the number of shares of common stock purchased from us, the total consideration paid and the price per share. The table assumes all 2,000,000 shares of common stock will be sold.

The following table sets forth the difference between the offering price of the shares of our common stock being offered by us, the net tangible book value per share, and the net tangible book value per share after giving effect to the offering by us, assuming that 100% and 50% of the offered shares are sold. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares outstanding as of July 31, 2009. Totals may vary due to rounding.

	100% of offered shares are sold	50% of offered shares are sold
Offering Price	$2.50 per share	$2.50 per share
Net tangible book value at 06/30/11	$(0.13) per share	$(0.13) per share
Net tangible book value after giving effect to the offering	$0.00 per share	$(0.06) per share
Increase in net tangible book value per share attributable to cash payments made by new investors	$0.12 per share	$0.06 per share
Per Share Dilution to New Investors	$2.57 per share	$5.14 per share
Percent Dilution to New Investors	103%	206%

Selling Security Holders

There are no selling security holders in this offering.

Plan of Distribution

Primary Offering. We are offering for sale 2,000,000 shares of our common stock on a best efforts basis with no minimum. There is no minimum amount that must be sold, and we will receive any proceeds from this offering immediately upon the acceptance of subscription agreements we receive. We will accept or reject any subscription agreement within ten days of receipt, and any checks submitted with rejected subscription agreements will be returned promptly.

We have not conducted any discussions or negotiations for the sale of all or any portion of those 2,000,000 shares of our common stock. There is no minimum number of shares that must be purchased by each prospective purchaser and the maximum number of shares we will sell is 2,000,000. We will not pay any commissions or other fees, directly or indirectly to any person or firm in connection with solicitation of sales of the common stock. We will not conduct any aspect of this offering online, nor is any such online offering contemplated. This offering will terminate twelve months following the effective date of this registration statement.

Our officers and directors do not have any agreement or plan to purchase any shares in this offering. Paul S. Moller, our Chairman, will participate in the offer and sale of our shares of common stock, and rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Although Dr. Moller is an associated person of the company as that term is defined in Rule 3a4-l under the Exchange Act, he believes he will not be deemed to be a broker for the following reasons:

Dr. Moller is not subject to a statutory disqualification as that term is defined in Section

3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

Dr. Moller will not be compensated for his participation in the sale of company securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

Dr. Moller is not an associated person of a broker or dealer at the time of participation in the sale of company securities.

Dr. Moller will restrict his participation to the following activities:

preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

performing ministerial and clerical work involved in effecting any transaction.

We have not retained a broker for the sale of securities being offered. In the event we retain a broker who may be deemed an underwriter, an amendment to the Offering Statement will be filed.

The shares of common stock being offered by us have not been registered for sale under the securities laws of any state as of the date of this prospectus. We intend to register or qualify the offered shares in the following states: California, Texas, Nevada and Colorado.

Legal Proceedings

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Organization Within Last Five Years

Not applicable.

Executive Officers and Directors. Our directors and principal executive officers are as specified on the following table:

Name	Age	Position(s)
Paul S. Moller	74	Chairman and Director
Jim Toreson	69	CEO, President and Director
Michael Marevich	61	Chief Financial Officer
Bruce E. Calkins	59	General Manager
Kerry K. Bryant	55	Director
William Strons	71	Director
Stephen P. Smith	37	Director

Paul S. Moller, Ph.D., Chairman—Dr. Moller founded our Company and served as an officer and direction since its formation. He holds a Masters in Engineering and Ph.D. from McGill University. Dr. Moller was a professor of Mechanical and Aeronautical Engineering at the University of California, Davis, from 1963 to 1975, where he developed the Aeronautical Engineering program. In 1972 he founded SuperTrapp Industries and was its Chief Executive Officer as SuperTrapp became a name recognized internationally for high-performance engine silencing systems. SuperTrapp Industries was sold in 1988. In 1983 he founded Moller International, Inc. (MLER) to develop powered lift aircraft. Under his direction MLER completed contracts with NASA, NOSC, DARPA, NRL, Harry Diamond Labs, Hughes Aircraft Company, California Department of Transportation and the U.S. Army, Navy, and Air Force. These contracts included the development and deployment of numerous unmanned aerial vehicles and Wankel based Rotapower® engines. Dr. Moller has received 43 patents including the first U.S. patent on a fundamentally new form of powered lift aircraft. In 1980 he developed the Davis Research Park, a 38-acre commercial-research complex within the city of Davis, CA in which the premises of MLER is located. **See "Risk Factors" above regarding the 2009 Chapter 11 reorganization of Dr. and Mrs. Paul Moller.**

Jim Toreson, Ph.D., Chief Executive Officer—Dr. Toreson has over 16 years experience as a chief executive, and over 20 years experience in manufacturing, including quality control, materials management, JIT production, process control, and manufacturing engineering. Eight years of experience in flexible automation, statistical process control (SPC), and quality system including ISO 9000 and Six Sigma programs. More recently as the founder of ONSHORE, a management consulting firm specializing in technology-intensive products and services he has acted as the CEO of Chineseinvestors.com, an Internet portal serving the world-wide ethnic Chinese marketplace for financial services; VP of Marketing and Sales of APPIANT Technology, Inc., a NASDAQ company providing ASP services for speech recognition; and VP of Business Development for eSpaces, a company providing physically secure and cyber-secure work spaces. Dr. Toreson has a BSEE and MSEE from the University of Michigan, a Dr. of Science from the University of Nevada, and has completed coursework for his PhD EE at the University of Pennsylvania. He was appointed as our Chief Executive Officer in 2011.

Michael Marevich, M.B.A., Chief Financial Officer—Mr. Marevich has a Bachelor of Science degree in Finance & Accounting and an MBA in Finance, both from the University of Southern California. He has been involved in mergers and acquisitions most of his working career as a principal, agent and chief financial officer. For the past seven years, he was a Founder and

Managing Director of Grand Avenue Capital Partners, LLC, a boutique investment banking broker-dealer firm focusing on middle market, primarily private, transactions after working for Gardiner & Rauen, Inc., a regional investment banking firm. Mr. Marevich is a Registered Principal and is currently heading a division of Grand Avenue titled Hollytronic Capital Partners, which specializes in transactions requiring a more sophisticated level of analysis, structure and market-making. Previously, he was CFO of DSL Transportation Services, SVP/CFO for Hollytron (a $60 million revenue chain of electronics retail stores), and CFO for Miller's Outpost/Miller's for Kids. During his tenure the chain grew from 31 to 330 stores and revenues grew from $60 million to over $700 million. He was also a shareholder and president of Hinshaw's Department Stores, with prior experience as Director of Operations of the Bullocks Wilshire chain. Mr. Marevich joined us in mid-2011.

Bruce E. Calkins, General Manager—Mr. Calkins earned his B.S. in Management from the University of San Francisco in 1983 while working for Bechtel Petroleum. Mr. Calkins also holds an A.A. degree in Drafting Technology from American River College in Sacramento. In previous positions he was responsible for technical support of high-performance computer systems, software and consulting at over 120 client installations. In addition, he supervised many project-specific activities, including software product development, ISO 9000 production standards, hardware marketing, product planning and large-scale installation and benchmark programs throughout the United States and parts of Asia. Mr. Calkins joined our Company in 2000.

George L. Stevens, Manager Engine Test and Quality Control—Before joining the Company in 1997, Mr. Stevens worked for GSE Inc. as a project manager and systems designer on the development of a 2-stroke diesel engine. While at California State University, where he received a BS in Mechanical Engineering and an MS in Commercial Technology, he was the Project Leader on the development of a hybrid electric automobile. Mr. Stevens had previously received a B.S. in Electronic Engineering Technology from Brigham Young University in 1984.

Kerry K. Bryant, Director—Mr. Bryant has more than 25 years of successful experience in manufacturing, distribution, dealer, and retail businesses. His background in the power sports industry includes motorcycle, automotive, marine and industrial markets. Background based upon practical application and proven results of concept, design, research & development, manufacturing, marketing, accounting and sales. While working with Paul Moller as SuperTrapp Industry's Director of Sales and Marketing (1982-1993), Mr. Bryant helped position the company as a leading and recognized performance exhaust system/muffler provider. Mr. Bryant is a graduate of MTI Western Business College with a degree in Accounting and Business Mathematics and was a professional motorcycle road racer for 13 years, winning many championships and track records, including the Grand National Circuit & World Championship. He has traveled extensively across the USA, Europe and Japan and is still active in the power sport, as well as Motocross, Dirt track and Super Motard. He is an "A" rated Racquet Ball player. He is President of Area P, Inc. (www.areapnolimits.com), a design, engineering, R&D, and manufacturing facility serving the motorcycle and automotive industry.

William Strons, Director—Currently the owner of Admiral Consulting Group, LLC, a Management Consulting and Information Technology Services Company operating for the past fourteen years. Admiral Consulting offers Management Consulting, Project Management, IT Security and Audit services primarily to manufacturing companies. He has assisted companies in turnaround situations by managing new product development, improving manufacturing operations, sales, distribution, administration, securing financing and obtaining ISO certifications. Prior to setting up Admiral Consulting, Mr. Strons was an Engineer at Boeing for 9 years and senior executive at several manufacturing and consulting companies. Mr. Strons is a graduate of Illinois Institute of Technology with a B.S. Physics (1963), is a Certified Information Systems Security Professional (CISSP), Auditor (CISA), and Manager (CISM). Mr. Strons was identified by Coopers & Lybrand as Employee of the Year when working as a Senior Project Director and received a Value in Performance Award from the McDonnell Douglas Div. of Boeing.

Stephen P. Smith, Director—After graduating with a Bachelor's degree in accounting from Fairfield University in Fairfield, CT, Steve started his professional career at Deloitte & Touche, LLP, in the Stamford, CT office where he achieved senior accountant status and earned his CPA. Subsequent to his tenure with Deloitte & Touche, Steve accepted the Manager of Accounting position at Universal Studios Hollywood. After completing his MBA with an emphasis in Finance at Pepperdine University in December 2004, Steve was hired as the Global Financial Reporting Manager at CB Richard Ellis Investors Group located in downtown Los Angeles. Ultimately, after nearly 10 years of technical accounting and financial reporting experience, Steve joined Vaco in March 2006.

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to employment agreements (which do not currently exist), serve at the discretion of the board. Currently, directors receive no compensation.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

The Company has not taken any precautions to obtain releases or consents from any prior employers of the Officers, Directors or other key personnel.

The Company does not have any key man life insurance policies on any of its Officers, Directors or key personnel.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 28, 2011, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	No. of Shares (Nature of Beneficial Owner)	Percent of Class if No Shares are Sold	Percent of Class if 1,000,000 Shares are Sold	Percent of Class if 2,000,000 Shares are Sold
Common Stock	Paul S. Moller, 1222 Research Park Dr., Davis, CA 95618	22,693,945 (1) Chairman & Director	56.42%	55.05%	53.75%
Common Stock	Rosa M. Moller, 1222 Research Park Dr., Davis, CA 95618	22,693,945 (1) Spouse of Chairman & Director	56.42%	55.05%	53.75%
Common Stock	All directors and named executive officers as a group	70,115	0.174%	0.170%	0.166%

(1) Paul S. Moller, our Chairman and director, who owns 21,032,220 shares, is the spouse of Rosa M. Moller, who owns 1,661,725 shares. Therefore, each beneficially owns 22,693,945 shares of common stock, which equals approximately 56% of our issued and outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the option holders. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. Our management is not aware of any arrangements which may result in a change in control.

Committees. Our Board of Directors does not currently have a compensation committee or nominating and corporate governance committee because, due to the Board of Director's composition and our relatively limited operations, the Board of Directors believes it is able to effectively manage the issues normally considered by such committees. Our Board of Directors may undertake a review of the need for these committees in the future.

Audit Committee and Financial Expert. Presently, the Board of Directors acts as the audit committee. The Board of Directors does not have an audit committee financial expert. The Board of Directors has not yet recruited an audit committee financial expert to join the board of directors because we have only recently commenced a significant level of financial operations.

Code of Ethics. We do not currently have a Code of Ethics that applies to all employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We plan to adopt a Code of Ethics.

Description of Securities

We are authorized to issue 50,000,000 shares of $.0001 par value common stock. As of June 30, 2011, there were 40,222,860 shares of our common stock issued and outstanding.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our board of directors.

Our Articles of Incorporation and our Bylaws do not contain any provisions which were included to delay, defer, discourage or prevent a change in control.

Interest of Named Experts and Counsel

No "expert" or our "counsel" was hired on a contingent basis, or will receive a direct or indirect interest in us, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company, at any time prior to the filing of this Offering Statement.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Article Eighth of our Articles of Incorporation provides, among other things, that the liability of our officers and directors to the shareholders shall be limited to the maximum extent permissible under Nevada law. Nevada law permits such limitation of liability for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

> for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law; or
>
> for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Article X of our Bylaws also provides that our officers and directors may be indemnified for costs and attorneys' fees incurred as a result of actions alleging negligence or misconduct.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless as provided under the Nevada Revised Statutes, the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders as provided.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that act and is, therefore, unenforceable.

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DESCRIPTION OF BUSINESS

HISTORY

FREEDOM MOTORS, Inc. ("the Company" or "we") was incorporated in April 1997 as a subsidiary of MOLLER INTERNATIONAL, Inc. ("MLER"), which had, as one of its business lines, designed and developed single and multi-rotor engines for use in various applications such as personal watercraft (PWC), snowmobiles and auxiliary power units (APU). We were granted an exclusive, world-wide manufacturing and marketing license from MLER to produce and market Rotapower® engines for all applications except ducted fans and aircraft. The Rotapower® engine is based upon previous research and applications of the Wankel engine, best-known for its use by Mazda in the 1980s.

Soon after our formation, we collaborated with MLER on a project resulting in a Cooperative Research and Development Agreement with The National Center for Manufacturing Sciences and the (former) McClellan Air Force Base in Sacramento, California (SMALC) for the production of a pilot run of the Rotapower® engines for military use. The pilot run contract generated approximately $1 million dollars and resulted in a detailed manufacturing plan for the production of single and multi-rotor versions of the Company's 450 series engines.

In late 1997 the assets of Infinite Engine Company, a wholly owned subsidiary of Infinite Machines Corporation were acquired by MLER. These assets included the tooling necessary to produce a 650cc single and 1300cc twin rotor liquid-cooled marine engine.

In 2001, we were "spun-off" in a corporate reorganization of MLER to become a stand-alone affiliate of MLER. In addition to exclusive worldwide licensing rights, we also retained the tooling assets acquired from Infinite Engine Company.

OUR PRODUCT

Rotapower® Engine Models

Combustion engines are generally categorized by the total displacement of the engine (cubic inches (ci) or cubic centimeters (cc)). Commercial engines typically produce about 3 HP for every 100cc of displacement. High performance automotive engines can produce 7 HP for every 100cc, as do many two-stroke engines. The Wankel-type engine—on which the Rotapower® engine is based--is unique in that it produces one power stroke per revolution of the output shaft from one rotor like a single two-stroke piston engine but operates on the much more efficient four-stroke combustion cycle. The Wankel-type engine, therefore, is considered to have twice the displacement of a four-stroke piston engine of the same nominal displacement. The Rotapower® engine can consistently produce 7 HP for every 100cc in commercial form and up to 15 HP for every 100cc in a high performance configuration (200cc 4-stroke piston equivalent).

The table below is a summary of the technical specifications of the non-compound Rotapower® engines. The compound engine weighs approximately 30% more but is capable of generating 30% to 40% more power for the same displacement.

	150 SERIES		450 SERIES			
No. of Rotors	1	2	1	2	3	4
Displacement	150cc	300cc	450cc	900cc	1350cc	1800cc
Housing Cooling	Liquid or Air	Liquid	Liquid or Air	Liquid	Liquid	Liquid
Rotor Cooling	Charge or Air	Charge or Air	Charge or Air	Charge or Air	Charge or Air	Charge or Air
Max. Power (Standard)	15 HP	30 HP	45 HP	90 HP	135 HP	180 HP
Max. Power (High Performance)	25 HP	50 HP	65 HP	130 HP	195 HP	260 HP
Rated Power (Standard)	10 HP	20 HP	35 HP	70 HP	105 HP	140 HP
Rated Speed (Standard)	6000 RPM	6000 RPM	4500 RPM	4500 RPM	4500 RPM	4500 RPM
Max. Speed (High Performance)	7500 RPM	7500 RPM	6500 RPM	6500 RPM	6500 RPM	6500 RPM
S.F.C. at Rated Speed (Standard)	.5 LB/HP-HR	.5 LB/HP-HR	.45 LB/HP-HR	.45 LB/HP-HR	.45 LB/HP-HR	.45 LB/HP-HR
Engine Weight*	35 LBS	45 LBS	70 LBS	100 LBS	130 LBS	160 LBS
Dimensions L,W,H**	7 x 8 x 7 in.	10 x 7 x 7 in.	10 x 13 x 11 in.	16 x 11 x 11 in.	21 x 11 x 11 in.	26 x 11 x 11 in.

*Includes pull starter, alternator, lubrication, fuel and ignition systems (no exhaust) **Long block (includes flywheel)

We believe that the Rotapower® engine combines the best attributes of both the two- and four-stroke piston engines[(1)]. The Company has taken the Wankel-based engine and in a low-cost design, addressed the problems that have previously limited the utility of this engine (i.e., lack of reliability and excess emissions). Historically, the charged cooled Wankel engine had either 1) a low cost but unimpressive fuel consumption and emissions (OMC and Fichtel-Sachs approach) or 2) very high cost with good fuel consumption and acceptable emissions (Curtiss-Wright, John Deere, and RPI approach)[(2)]. Mazda Wankel engines operated between these two extremes without a clearly defined set of attributes. The Rotapower® engine has retained the simple low cost approach of the original OMC design and, through patented and proprietary technology, has been able to lower fuel consumption and nearly eliminate emissions. The Company has developed a number of improvements in order to achieve its present performance, including recently patented or patent pending proprietary technology.

Comparison with Existing Engines



Engine Attribute
(10 is worst)
10
9
8
7
6
5
4
3
2
1
0
Weight
Fuel Consumption
Emissions
Vibration
Noise
Cost
Reliability
Moving Parts
Features
2-stroke
4-Stroke Piston (diesel)
4-Stroke Piston (gasoline)
Rotapower (basic)
Compound Rotary (Projected)

The following figures show comparisons of size and weight of Rotapower® commercial engines versus existing four-stroke piston gasoline engines of the same power.

Rotapower® Engine versus other Powerplant Alternatives						
	Rotapower Industrial Rotary	**Rotapower Aircraft Rotary**	**Rotapower (Compound) Hybrid Automotive (Projected)**	**Aircraft Piston Textron-Lycoming 0-320**	**Automotive Piston Toyota 2ZZ-GE (1.8 liter)**	**Aircraft Turbine Williams WTS-117**
Continuous Power	120 hp @ 6,000 rpm	135 hp @ 7,000 rpm	40 hp @ 5,000 rpm	150 hp @ 2,700 rpm	190 hp @ 7,600 rpm	125 hp
Weight	125 lbs	80 lbs	75 lbs	243 lbs	253 lbs	72 lbs
Volume	3 ft^3	2 ft^3	1.5 ft^3	12 ft^3	9 ft^3	1.8 ft^3
Frontal Area	1.5 ft^2	.75 ft^2	1.25 ft^2	3 ft^2	4 ft^2	0.9 ft^2
Major Moving Parts	3	3	3	42	28	1
SFC (Gasoline)	.4-.45 lbs/hp-hr	.4-.45 lbs/hp-hr	.3-.35 lbs/hp-hr	.45 lbs/hp-hr	.40 lbs/hp-hr	.69 lbs/hp-hr
Radial Balance	Yes	Yes	Yes	No	No	Yes
Engine Response	Rapid	Rapid	Rapid	Modest	Modest	Slow
Cost per Horsepower	$25-$30	$70-$90	$40-$50	$160	$50	$800

		Displacement	HP	Weight	Volume	Emissions	Critical Parts
Piston Engine		100cc	2.8	28 lbs.	1.5ft^3	Meets emissions standards for California without catalytic converter	32
Rotapower Engine		27cc	2.8	4 lbs	.2 FT^3	Emissions far below California emissions standards without catalytic converter	2

		Displacement	HP	Weight	Volume	Emissions	Critical Parts
Piston Engine		570cc	18	90 lbs.	3ft^3	Meets California emissions standards w/o catalytic converter	32
Rotapower Engine		150cc	18.5	25 lbs	.75 FT^3	Emissions far below California emissions standards w/o catalytic converter	2

		Displacement	HP	Weight	Volume	Emissions	Critical Parts
VW Hybrid Engine	22" 22" 30"	1 liter	112	260 lbs.	8ft^3	Meets ULEV standards for California with catalytic converter	32
Rotapower Engine	14" 14" 18"	900cc equivalent	125	122 lbs	2.5 FT^3	Can meet ULEV standards w/o catalytic converter using exhaust gas recirculation	3

PRODUCTION CONSIDERATIONS

Product Life Cycle

With the advantages of the Rotapower® compound engine, and the size and needs of the existing internal combustion engine market, we see a significant opportunity for our engines. If we successfully commence production, the Compound engine will be the first Wankel-based engine to enter the recreational, automotive and commercial markets with low fuel consumption, emissions, noise and vibration. We believe that our existing proprietary technology and specialized production equipment give us a strong long-term advantage with an immediate 3 to 5 year lead over any known competitors. Periodically, one hears of engine designs (Rand-Cam and Split-Cycle, for example) that offer an unproven large list of advantages. Even if these designs had some merit, the cost of bringing them to a proven design is enormous. By comparison, the Wankel type engine has undergone approximately $3 billion in development costs over the last 30 years with nearly 2,000 patents being issued. Despite being a fundamentally winning design, only now, driven by demanding emission and fuel consumption standards in the recreational and automotive markets does the Rotapower® have a powerful entree into the commercial engine market.

Pricing

We anticipate that multi-module versions of the Compound engine will also be developed and marketed for applications where higher power or lower torsional vibration is desired. However it is difficult to predict when such an additional market may develop. Therefore this Offering Circular considers only single module compound versions of its 150 and 450 series engines.

The compound engine competes most effectively with the following engines where fuel economy is the dominant consideration:

- Turbo-charged gasoline engines
- Turbo-charged diesel engines
- Normally aspirated diesel engines including small homogenously charged engines and larger direct injected engines.

These engines are typically priced in the range from $40 to $60 per horsepower. We project compound engine costs to be priced between $37.5 and $45 per horsepower depending on production volume.

Manufacturing Issues

As part of the production plan, a preliminary Bill of Materials (BOM) was prepared both to define the engine and estimate the tooling requirements. This BOM was established by referring to the original OMC engine BOM, then accommodating the changes in design and application with new parts.

A detailed production plan has been developed to define the time and resources required for the major tasks in bringing the Rotapower® engine to market. This plan details two parallel paths, one for engineering, and the other for the manufacturing facilitation.

The plan indicates that the time required to achieve volume manufacturing is about 18 months for both the 450cc and 150cc models. Close interaction between the engineering and manufacturing groups during this time will be essential in order to meet the timetable.

The targeted customers, primarily OEMs, will be involved in the above timetable throughout the process to ensure that the engine meets their specifications.

Because of the simplicity of the Rotapower® engine and its comparatively few components, manufacturing capacity can be easily expanded to keep up with growth. Demand for higher power engine configurations can be met with relative ease because of the modular design.

Comparative Profitability

In the engine market, as the sales volume becomes larger, reduced prices may prove necessary in order to continue the rapid growth of market share. This is reflected in the financial analysis, which assumes a substantial reduction in sales price as sales volume increases. In any case, despite reducing the engine's sales price, we are optimistic that we can achieve a 22% net profit on sales of all models over the first five years of production. Such a profit margin is substantially higher than what we believe is attainable in the present engine market; however, the current market consists primarily of 50-year old technology, particularly in the U.S. The only significant innovation in the last 50 years of which we are aware has been to switch some engines from side valves to overhead valves, which resulted in a minor reduction in emissions and modest improvement in fuel consumption.

Quality Control

The establishment of a quality assurance program with mutual participation by design, engineering, manufacturing, and marketing is critical to getting the engine production right. Wankel type engines are not new and have demonstrated their general characteristics for a sufficient length of time to validate the design's merits and suggest that the Rotapower® engine will be able to meet all the performance and durability criteria from the onset of its volume production.

Given the need to reinforce credibility, the integration of quality into every aspect of the engine life cycle will be essential. The engine design must address ease of manufacture, assembly, installation and repair in addition to the traditional concerns for performance and durability. Having the manufacturing, marketing and service people involved at an early stage as our plan indicates will do much to ensure that all these issues are integrated.

Competing Products

Recreational Uses

Except for Mercury outboard type marine engines, used in some mini-jet boats, virtually all two-stroke PWC engines are produced outside the U.S. The portion of the U.S. marine industry, which we feel can benefit the most from the Rotapower® engine, is now largely restricted to three engine manufacturers whose owners are also boat builders; Mercury, Bombardier and Polaris. It is not likely that the companies would consider purchasing engines from the Company; however, Bombardier and Polaris have indicated an interest in licensing the Rotapower® engine once it is proven in service. These engine manufacturers control much of the recreational industry, since their parent companies build both PWC and snowmobiles. We feel that showcasing the engine to a few competitors of the manufacturers who are captive users of Bombardier (Rotax) and Mercury engines is the best way to educate the market.

Commercial Uses

The 5-to-300 HP commercial or industrial engine market segments are not dominated by large producers. It is a fragmented market, which should permit our easier entry. Further, the industry has not been technically active. Typical engine designs are more than 20 years old. The power-to-weight ratio of most four-stroke commercial piston engines is about .2 HP/Lb, which means that anything above 20 HP is not "portable" (i.e., under 100 Lbs). The Rotapower® engine offers commercial users engines that are "portable" at between .5 and 1 HP/Lb. The Rotapower® engine can be coupled to a compressor or generator to provide a man-portable system.

There are some well-established engine distribution networks, but they utilize independent dealers and seldom have franchise restrictions. It is anticipated that the established producers will not react to a new engine entering the market until the engine attains significant market share. Historically the industry has not evidenced an innovative or rapid response capability.

OUR MARKETS

As the following tables show, the combined worldwide market where the Rotapower® engine's use in commercial and recreational applications is competitive is estimated to be over 122.5 million engines per year. The Company is ready to provide engine solutions to OEM's in many vertical markets. Its engines offer the low cost of a carbureted two-stroke engine with the attributes of the more expensive four-stroke piston engine.

Worldwide Engine Production (2010)

Worldwide Non-Automotive Engine Production

Country	*0 – 5 HP	5 – 10 HP	10 – 15 HP	15 – 20 HP	20 -50HP	50 – 100 HP	100 – 200 HP	200 – 300 HP
Africa	0	6,487	3,073	3,596	1,959	2,270	946	53
Australasia	154,042	279,777	0	0	61	73	1	0
Central Asia	3,789,105	13,337,153	12,087,564	1,790,867	853,736	366,323	113,026	34,634
Central & South America	421,169	141,362	4,532	29,519	1,277	16,375	26,964	1,998
Eastern Europe	174,943	114,506	47,844	29,238	130,222	94,770	36,583	11,380
Far East	4,837,106	3,763,106	2,807,414	1,118,361	2,346,008	1,179,197	306,228	31,996
Middle East	28,833	5,896	258	0	0	333	278	0
North America	11,103,113	7,165,439	1,658,303	1,315,765	398,367	624,645	285,994	186,547
Southeast Asia	883,350	1,688,426	1,034,640	128,111	143,809	813	1,078	234
Western Europe	7,569,682	2,970,770	463,775	132,551	373,233	586,015	418,897	56,983
TOTAL	**28,961,343**	**29,472,922**	**18,107,403**	**4,548,008**	**4,248,672**	**2,870,814**	**1,189,995**	**323,825**

*not included in potential market

Worldwide Automotive Engine Production
(Cars, Minivans, SUVs, Vans, All Trucks & Buses)

	20 -50HP	50 - 100 HP	100 - 200 HP	200 - 300 HP	TOTAL
Africa	0	139,220	3,578	0	142,798
Australasia	0	20,585	293,704	180,211	494,500
Central Asia	1,154,900	3,050,036	1,457,568	130,223	5,792,727
Central/South America	286,148	1,894,527	642,886	79,374	2,902,935
Eastern Europe	163,315	2,102,794	2,181,706	152,209	4,600,024
Far East	1,133,267	5,810,236	8,601,264	1,760,343	17,305,110
Middle East	0	68,426	25,253	0	93,679
North America	0	19,831	6,883,304	6,317,358	13,220,493
Southeast Asia	0	495,383	455,720	253	951,356
Western Europe	440,020	8,820,255	5,594,662	1,295,916	16,150,853
Total	**3,177,650**	**22,421,293**	**26,139,645**	**9,915,887**	**61,654,475**



TOTAL ENGINES USED IN U.S. PER YEAR BY APPLICATION
100,000,000
10,000,000
1,000,000
100,000
10,000
Number of Engines Used-U.S.
Portable (under 11HP)-US Dept. of Commerce (MA 35L(97)-1)1997
Industrial (11-21HP)-US Dept. of Commerce (MA 35L(97)-1)1997
All Terrain Vehicles (MIC Retail Sales Report 1998)
Outboard Motors (National Marine Man. Assoc. NMMA 1997)
Personal Watercraft (NMMA 1997)
Snowmobiles (ISMA 1998)
Mini-Jet Boats and Special Uses
20,181,320
2,192,003
482,895
302,000
176,000
170,825
50,000
Mixed
Mostly four-stroke engines
Mostly two-stroke engines
Portable Commercial
Recreational

0034

U.S. Sales in dollars to Original Equipment Manufacturers are reflected in the following table.
* Assume 25% of this power range is reachable in selling price range of the 150cc Rotapower® engine and 75% in the selling price range of the 27cc model (25,000 units/year basis).

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. **See Table below.**

Appropriate U.S. Market Size for Rotapower® Engine Product Line

		Power Need	Total Units	Total $	Rotapower® Product
Portable Commercial	Gas	Under 11 HP**	5,045,250	$2,976,000,000	150cc
		11 to 21 HP	2,192,000	1,293,280,000	150cc
		21 to 61 HP	137,000	208,000,000	300cc / 450cc
		Over 61 HP	277,000	554,000,000	Multi rotor
	Diesel	Under 101 HP	18,112	63,000,000	Single & Multi-rotor
Recreational Engines		Outboard	302,000*	453,000,000	Single & Multi-rotor
		ATV+PWC+Snow.	778,000*	1,167,000,000	Single & Multi-rotor
		TOTAL	8,749,362	$6,590,000,000	

* Assumes average Rotapower® engine selling price of $1,500
** 27cc not initially to enter production because of competitive nature of the market segment

MARKETING

Direction

The Company is focusing on its potential market for the 150 and 450 compound engines. In a commercial/automotive single rotor form, these models are well suited for hybrid cars and for the emerging world market for utility and auxiliary power units where fuel economy is a top priority. The high performance basic engine can deliver two or more horsepower per pound of engine weight with a corresponding life consistent with expectations in this market. Large producers of recreational vehicles will be reluctant to quickly switch to a new engine without having an established service network. For this reason, the Company and licensees are expected to concentrate on smaller, existing manufacturers of portable equipment and recreational vehicles as well as the emerging plug-in hybrid vehicles (PHEV) market.

The marine industry is looking for a low emissions power plant that might also provide more power in a smaller, lighter unit. With better fuel consumption and very low emissions as key market requirements the Company feels that initial show-casing their basic (non-compound) engine in boats which compete with those built by affiliates of the engine suppliers (Bombardier and Mercury) is the best way to enter the market for the Rotapower® engine. Its immediate advantages in power, weight, size, vibration and noise make it a strong product enhancer.

The 150 and 450 basic engines are inexpensive to manufacture and maintain, generate low emissions and provide multi-fuel capability. Taken together, these models can address the majority of a million engines per year commercial and recreational market. Production of the basic 150 series will allow Company licensees to address the world two-stroke motor scooter market which totals 20+ million units/year and is in dire need of a low cost low emission alternative. Longer-range plans include the development of a 50cc model for the commercial small engine market (power tools, chain saws, etc.). Success in this very high volume market (10+ million engines/year in U.S.) could lead to sales significantly larger than projected within this business plan.

The Company expects, when fully developed, to supply growing numbers of its compound 150 and 450 series engines for use in both hybrid vehicles and utility applications where very low fuel consumption and noise are essential requirements.

Business Strategy and Status

The current world-market for engines is 150.4 million units per year. Users of engines in countries like China and India will not place large engine orders with firms outside their borders. Therefore the Company will license production and marketing of its basic engine while retaining the rights for its CRE outside of Asia. License agreements will include the following elements:

- License fee based on the market size, engine model and application
- Royalty based on the OEM or distributor engine and parts price (3.5 to 5%)
- Performance clause required if license includes exclusivity
- The Company has the option to acquire parts at best price from licensee or JV
- Company retains 50% share of fees and royalties obtained through any sub-license agreement by JV or licensee
- JV or licensee has the option to purchase some of the Company's engine production equipment

Projected Customer Profile

Letters of Intent

We have received non-binding letters of intent to purchase 200,000 450 series engines for UTVs, personal watercraft and snowmobiles. We have also received non-binding letters of intent to purchase 455,000 450 and 150 series engines to be used in the world market for agriculture, co-generation, portable water pumps, generators, and LOI's for hybrid cars total over 250,000.

It is our intention that initial engines produced will be sold only to original equipment manufacturers (OEM). We see a number of benefits to this approach, namely:

- Little advertising required
- Direct contact, engineering and sales, therefore direct feed-back
- Engine design can accommodate unique requirements of each installation but avoid a proliferation of parts and models
- Reduces parts, service and training network - train only OEM service people
- Predictable but cyclic demand, few customers, major interdependence
- Indirect warranty and liability
- Dependable cash flow, simplified financing

OEM's have the critical mass and extensive distribution channels to serve their customers with end products, so they can readily assume much of the service responsibility in bringing the engine to market.

Selling Methodology

Selling only to OEM's greatly simplifies both customer identification and the stages in the selling cycle. To build the customer base and product recognition, the Company will attend all relevant trade shows, sponsor competitions and promote the Rotapower® engines as appropriate. In the PWC replacement market, there are only two jet pump installation configurations. Therefore, adaptation is relatively simple and well understood through the Company's marine experience. In the APU market, engine choice is often based on portability and size. In many cases potential purchasers of the Rotapower® engine have considered its small size the key element in their desire to use this engine. It is only necessary to meet the established engine-centerline to base distance and couplings in order to fit essentially any existing product. Since the cooling heat load is less with Rotapower®, there will be no need to alter or replace the existing radiator, etc. this simplifies adapting to existing OEM applications.

Other Considerations

Noise Regulations. We believe that producers of the ubiquitous two-stroke engine will find it difficult to meet emerging worldwide noise standards, at least without the sacrifice of current performance and pricing. For example, hand-held engine-powered tools are being banned in many areas because of an inability to adequately muffle the two-stroke engine. The Rotapower® engine, however, can be muffled easily since it uses a four-stroke combustion process that is relatively insensitive to exhaust backpressure.

Emission Regulations. Air pollution is a worldwide problem and the development of an ultra-clean burning fuel and engine combination has been the goal of many scientists and engineers for several decades. We have what we believe to be an enhanced solution using the engine first conceived by Dr. Felix Wankel and ethanol fuel, a non-fossil fuel made from organic materials.

Tests carried out in conjunction with the Institute of Transportation Studies (ITS) at the University of California at Davis and witnessed by members of the California Air Resources Board (CARB) saw the Rotapower® engine emitting gasoline hydrocarbons, carbon monoxide, and nitrous oxide levels well below those required to meet the Ultra Low Emission Vehicle (ULEV) standards for California. This was accomplished without exhaust after-treatment (catalytic converter) and had not been achieved previously with any other engine.

Recently we carried out similar tests using ethanol as a fuel. It has proven to be an excellent fuel choice, due to its more effective cooling of the rotor (high vaporization heat level). Using ethanol resulted in emissions well below the Super Ultra Low Emission Vehicle (SULEV) California standards--again without exhaust after-treatment. The results of the earlier tests with gasoline and the recent tests with ethanol are tabulated as follows:

ULEV Data (Rotapower® engine running on gasoline)	**SULEV Data (Rotapower® engine running on ethanol)**
Unburned hydrocarbons (HC) .6 ppm = .0635 gm/hp-hr = .016 gm/mi (40% of ULEV std.)	Unburned hydrocarbons (HC) .5 ppm = .0043 gm/hp-hr = .002 gm/mi (2% of SULEV std.)
Carbon monoxide (CO) 372 ppm = 1.24 gm/hp-hr = .31 gm/mi (18% of ULEV std.)	Carbon monoxide (CO) 9 ppm = .03 gm/hp-hr = .013 gm/mi (1.3% of SULEV std.)
Nitrogen oxide (NOx) 100 ppm = .65 gm/hp-hr = .16 gm/mi (80% of ULEV std.)	Nitrogen oxide (NOx) 3 ppm = .016 gm/hp-hr = .007 gm/mi (35% of SULEV std.)
Emission levels are below the California Ultra Low Emissions Vehicle (ULEV) standards when adjusted for an automobile traveling at a steady 70 miles per hour.	Emission levels are below the California Super Ultra Low Emissions Vehicle (SULEV) standards when adjusted for an automobile traveling at a steady 70 miles per hour.

The Rotapower® engine can be operated with a very lean fuel-air mixture (lots of excess oxygen), which combined with the much hotter exhaust than the two-stroke engine, burns excess hydrocarbons and reduces carbon monoxide to carbon dioxide. With inherent exhaust gas recirculation, the Rotapower® engine's nitrous oxides are low compared to the four-stoke piston engine. Equally important, however, is the Rotapower® engine's ability to achieve very low emissions without direct fuel-injection, which results in negligible emissions of carcinogenic particulates even when using diesel fuel(1).

We think that the Rotapower® engine's benefits will encourage a variety of equipment manufacturers to discontinue the installation of more highly polluting two-stroke and four-stroke piston engines and replace them with economical and clean-burning Rotapower® engines. If they do so, we believe that the long-term benefit will be reduced fuel consumption and a cleaner environment.

[1] "The Emissions Performance of the Rotapower® Engine," Corporate Paper No. 9913, February 1999



Untreated Emission Comparison
(Note: Logarithmic Scale)
Gasoline 4-stroke piston
Gasoline 2 stroke piston
LPG and CNG: 4-stroke piston
Diesel: 4-stroke piston
Freedom Rotapower on gasoline
Freedom Rotapower on ethanol
ULEV (15 hp @ 60 mph)
SULEV (15 hp @ 60 mph)
Marine engines
Non-road engines
Emissions (gm/hp-hr)
1000
100
10
1
0.1
0.01
0.001
339
231
28
5
1.2
0.03
56
7.5
6.8
4.0
15
116
1.68
1.8
0.06
0.004
7.5
.375
0.16
0.04
7.5
12
6.9
1.2
0.65
0.016
6.75
3.4
0.8
0.08
CO
HC
NOx

References:
Data for Gasoline, LPG and CNG from EPA Report No. NR-010b; Diesel data from EPA Report No. NR-009
Freedom ULEV data in conjunction with Dr. Andrew Burke, ITS, University of California Davis
Freedom SULEV data from the Company's dyno and emissions tests

Intellectual Property. We are the exclusive licensee from Moller International, Inc. ("MLER") for the following patents, trademarks and service marks:

Rotapower®

In addition, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable.

In June 2011, our Board of Directors approved a 5-for-1 stock split of our common shares, resulting in the currently outstanding 40,535,205 shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy and Estimates. Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. In addition, these accounting policies are described at relevant sections in this discussion and analysis and in the notes to the financial statements included in this Registration Statement on Offering Circular.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited financial statements for the years ended June 30, 2011, 2010, and 2009 respectively, together with notes thereto, which are included in this Offering Circular.

For the year ended June 30, 2011, as compared to the year ended June 30, 2010.

Results of Operations.

Revenues. We had $3,650,276 in net income for the year ended June 30, 2011, as compared to a net loss of $1,126,869 generated during the year ended June 30, 2010. However, the net income generated in the year ended June 30, 2011 was a result of debt forgiveness in the amount of $4,253,909 by our affiliate, MLER, and not as a result of business operations. In fact, operating revenue for the year ended June 30, 2011 was $149,975, representing a 25% decrease from the period ending June 30, 2010, in which operating revenue was $200,000. We hope to generate positive revenues as we continue operations and implement our business plan.

Operating Expenses. For the year ended June 30, 2011, our total operating expenses were $725,255 as compared to total operating expenses of $1,233,402 for the year ended June 30, 2010. The decrease in total operating expenses for the year ended June 30, 2011, is primarily due to decreases in contract work for affiliates from the comparable period.

Net Loss. For the year ended June 30, 2011, our net income was $3,650,276, as compared to the net loss of $1,126,869 for the year ended June 30, 2010. The decrease in the net loss between the comparable periods is due primarily to the forgiveness of indebtedness, as discussed above.

Liquidity and Capital Resources. As of June 30, 2011, we had liabilities of $5,177,030, of which $16,497 were represented by accounts payable and accrued liabilities and $705,575 were represented by short term notes payable. We had accrued current liabilities of $4,454,958 to our affiliate, MLER.

During the year ending June 30, 2012, we do not expect to incur significantly increased expenses associated with our licensing revenues. On July 2, 2011, we entered into an agreement with Venture-Net Partners, LP2, a California limited partnership ("Venture-Net"). In the agreement, a new corporation, EcoRotary, Inc. will endeavor to raise approximately $25 million in a private placement transaction. If the private placement is successful, we will receive a license fee of not less than $4.5 million and not more than $7.5 million in exchange for our granting certain intellectual property rights to the new company. We will also receive approximately 25% of the authorized common shares of EcoRotary, Inc.. As of the date of this Offering Circular, the private placement documents for the EcoRotary, Inc. offering were not complete, and we cannot be certain that the private placement offering on which our licensing fee depends will be successful. We are not aware of any other known trends, events or uncertainties, which may affect our future liquidity.

For the year ended June 30, 2010, as compared to the year ended June 30, 2009
Results of Operations.

Revenues. We had revenues of $200,000 for the year ended June 30, 2010, as compared to no revenues generated for the year ended June 30, 2009. We hope to generate revenues as we continue operations and implement our business plan.

Operating Expenses. For the year ended June 30 2010, our total operating expenses were $1,233,402 as compared to total operating expenses of $1,500,066 for the year ended June 30, 2009. The decrease in total operating expenses is primarily due to the decrease in contract work payments, which decreased from $1,494,955 for the year ending June 30, 2009, to $1.216,056 for the year ended June 30, 2010.

Net Loss. For the year ended June 30, 2010, our net loss was $1,126,869 after interest expense of $93,467. This is in comparison to the year ended June 30, 2009, where our net loss was $1,500,080. The decrease in our net loss between the two periods was due to the decrease in contract work payments, as discussed above.

Liquidity and Capital Resources. As of June 30, 2010, we had liabilities of $9,359,916 of which $3,567 were represented by accounts payable and accrued expenses and $450,000 were represented by short term notes payable to third parties and 8,906,349 were notes payable to related or previously related parties. We had no other long term liabilities, commitments or contingencies.

We are not aware of any other known trends, events or uncertainties, which may affect our future liquidity.

Our Plan of Operation for the Next Twelve Months. To effectuate our business plan during the next twelve months, we must raise at least $1,250,000 in this offering and begin to market and promote our services. With the proceeds from this offering, we intend to complete development of the compound engine, acquire initial tooling and equipment and complete a pilot production run of the CRE 150cc and 450cc displacement models.

During the next three to six months, our primary objective is to complete the offering and begin to obtain clients so that we generate revenues to support our operations. During the next six to twelve months, we hope to expand our operations and service several accounts. We believe that the size of our operations may vary depending on the amount of funds raised in this offering. If we are able to sell all of the shares in this offering, we believe that the size of our operations will increase because we will be able to increase our marketing activities. If we do not raise any funds in this offering, we may not have adequate funds to market our services. We need to raise at least $1,250,000 to fund our proposed business activities. We believe that we will need to raise $5,000,000 in this offering to fully implement our business plans. However, we may need to spend more funds on marketing and promotion than we have initially estimated. Our failure to market and promote our services will hinder our ability to increase the size of our operations and generate additional revenues. If we are not able to generate additional revenues that cover our estimated operating costs, our business may ultimately fail.

We have cash and cash equivalents of $685 as of June 30, 2011. In the opinion of management, available funds will not satisfy our working capital requirements to operate at our current level of activity for the next twelve months. Those funds do not include any funds raised in this offering. We will not be able to implement our business plan in the manner we envision unless we raise funds from this offering. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. In order to expand our operations, we do not currently anticipate that we will need to raise additional capital in addition to the funds raised in this offering. This offering is a best efforts offering with no minimum. We will have access to these funds as soon as they are received.

We are not currently conducting any research and development activities other than the development of Rotapower® engine, for which we expect the total cost to be approximately $3 million. We do not anticipate conducting any other activities in the near future. In the event that we expand our customer base, then we may need to hire additional employees or independent contractors as well as purchase or lease additional equipment. Our management believes that we do not require the services of independent contractors to operate at our current level of activity. However, if our level of operations increases beyond the level that our current staff can provide, then we may need to supplement our staff in this manner.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements.

Description of Property

Property held by us. As of June 30, 2011, we held no real property. We do not presently own any interests in real estate.

Our Facilities. Our executive, administrative and operating facilities are located at 1222 Research Park Drive, Davis, CA 95618. Our Chairman and director, Paul S. Moller, leases approximately 35,000 square feet of space to Moller International, which in turn provides approximately 17,500 square feet to Freedom Motors. The costs for this space are paid for through the assessment of overhead, General and Administrative billings issued by Moller International to Freedom Motors on engineering services. Our financial statements do not reflect the fair market value of this space which is approximately $20,700 per month. We believe that our facilities are adequate for our needs and that additional suitable space will be available on acceptable terms as required. We do not own any real estate.

Certain Relationships and Related Transactions

Certain Relationships.

Paul S. Moller, our Chairman and director, beneficially owns 56.4% of our shares. Dr. Moller is also the owner of more than 50% of the shares of our affiliate, Moller International, Inc. ("MLER") and serves as its Chief Executive Officer and director. MLER is our co-tenant at our primary business address.

Related party transactions.

On 28 October 1999, we entered into a License Agreement with our affiliate, Moller International, Inc. (OTC-QB Symbol: MLER) a public company controlled by Dr. Paul S. Moller, our Chairman and director, wherein Moller International granted to us an exclusive license for marketing and distribution of the Rotapower® engine. We are obligated to Moller International, under the terms of the 28 October 1999 "Technology Agreement" and its 25 February 2011 amendment, to make royalty payments based on gross sales of the Rotapower® engine. Our current obligation to Moller International is $4,454,958.

Dr. Paul S. Moller, our Chairman and one of our directors, currently leases us approximately 17,500 square feet of office space for our operations. Our financial statements do not reflect, as occupancy costs, the fair market value of that space, which is approximately $20,700 per month.

We believe that each reported transaction and relationship is on terms that are at least as fair to us as would be expected if those transactions were negotiated with third parties.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

obtain disinterested directors' consent; and

obtain shareholder consent where required.

Market for Common Equity and Related Stockholder Matters

Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

As of October 15, 2011, there were 628 record holders of our common stock.

Most outstanding shares of our common stock can be sold pursuant to Rule 144. There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act of 1933 for sale by security holders.

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

Purchases of Equity Securities. None.

No Equity Compensation Plan. We do not have any securities authorized for issuance under any equity compensation plan. We also do not have an equity compensation plan and do not plan to implement such a plan.

Penny stock regulation. Shares of our common stock will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

- a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;
- a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
- a toll-free telephone number for inquiries on disciplinary actions;
- definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

- such other information and is in such form, including language, type, size and format, as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

- the bid and offer quotations for the penny stock;
- the compensation of the broker-dealer and its salesperson in the transaction;
- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Executive Compensation

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our board of directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our Chairman, Chief Executive Officer and Chief Financial Officer for the years ended June 30, 2011 and June 30, 2010. Our board of directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation

Paul S. Moller, Chairman	2011	None	None	None	None	None	None	None
	2010	None	None	None	None	None	None	None
Jim Toreson, Chief Executive Officer	2011	None	None	None	None	$8,500	None	None
	2010	None	None	None	None	None	None	None
Michael Marevich, Chief Financial Officer[5]	2011	None	None	None	None	None	None	None

Employment Contracts and Termination of Employment. We do not anticipate that we will enter into any employment contracts with any of our employees. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement).

Stock Options/SAR Grants. Grants of stock options or awards for common stock have been made periodically since our date of incorporation on April 16, 1997. The table below describes those Option Awards which are currently outstanding.

Award Date	Last Name	First Name	# of Options	Strike Price	Total Value	Expiration Date	Comment
6/26/2009	Mustafa	Peter	100,000	$ 8.50*	$850,000	6/15/2014	Services rendered
8/30/2010	Majalca	Bernardo	100,000	$ 5.00*	$500,000	6/15/2014	Services rendered
2/28/2011	Bryant	Kerry	1,000	$ 8.50*	$ 8,500	6/15/2014	2010 BOD compensation
2/28/2011	P. Smith	Stephen	1,000	$ 8.50*	$ 8,500	6/15/2014	2010 BOD compensation
2/28/2011	Strons	William	1,000	$ 8.50*	$ 8,500	6/15/2014	2010 BOD compensation
9/20/2011	Larson	Phillip	23,529	$ 2.13	$ 49,999	6/15/2014	Services rendered

* Price per share on issue date. With the 5-for-1 split which occurred on June 7, 2011 the effective price per share is now $1.70.

Outstanding Equity Awards at Fiscal Year-end. As of the year ended July 31, 2011, the following named executive officer had the following unexercised options, stock that has not vested, and equity incentive plan awards:

---

[5] Mr. Marevich joined us in 2011, therefore there is no information for 2010 in his case.

Option Awards						Stock Awards			
Name	Number of Securities Underlying Unexer-cised Options # Exercisable	# Un-exercis-able	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expira-tion Date	Number of Shares or Units of Stock Not Vested	Market Value of Shares or Units Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested	Value of Unearned Shares, Units or Other Rights Not Vested
Paul S. Moller, Chairman and director	0	0	0	0	0	0	0	0	0
Jim Toreson CEO and director	0	0	1,000	$8.50*	6/15/2014	0	0	0	0
			1,000						

* Price per share on issue date. With the 5-for-1 split which occurred on June 7, 2011 the effective price per share is now $1.70.

Long-Term Incentive Plans. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers. As of June 30, 2011, we had no group life, health, hospitalization, or medical reimbursement or relocation plans in effect.

Compensation of Directors. Our directors who are also our employees receive no extra compensation for their service on our board of directors.

Financial Statements

FREEDOM MOTORS, INC.
(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

Freedom Motors Inc.

BALANCE SHEET

Unaudited

	June 30, 2011	June 30, 2010	June 30, 2009
ASSETS			
CURRENT ASSETS			
Cash	$ 685	$ 1,085	$ 506
Accounts receivable	-	-	18,624
Total current assets	685	1,085	19,130
LONG TERM ASSETS			
Stock held in trust	1,400,000	1,400,000	1,400,000
PROPERTY AND EQUIPMENT, net of accumulated depreciation	14,519	14,519	19,001
Note Receivable	22,624		
	$ 1,437,828	$ 1,415,604	$ 1,438,131
LIABILITIES AND DEFICIT IN STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 5,100	$ 1,026	$ -
Accrued liabilities	11,397	2,541	
Accrued liabilities-related party	-	78,009	
Notes payable-other	625,000	450,000	450,000
Note payable - related party	80,575	619,800	574,000
accrued liabilities- past affiliate	4,454,958	8,208,540	7,344,186
Total current liabilities	5,177,030	9,359,916	8,368,186
Total liabilities	5,177,030	9,359,916	8,368,186

ƎFICIT IN STOCKHOLDERS' EQUITY			
Common stock, authorized, 50,000,000 shares, no par value			
40,222,885, 40,205,535 and 38,891,055 issued and outstanding respectively	5,367,704	4,812,870	2,712,791
Accumulated deficit	(9,106,906)	(12,757,182)	(9,642,846
Total deficit in stockholders' equity	(3,739,202)	(7,944,312)	(6,930,055
	$ 1,437,828	$ 1,415,604	$ 1,438,131

Freedom Motors Inc.

STATEMENTS OF OPERATIONS

TWELVE MONTHS ENDED:

Unaudited

	June 30, 2011	June 30, 2010	June 30, 2009
REVENUE			
License Rights	$ 149,975	$ 200,000	$ -
Total income	149,975	200,000	-
OPERATING EXPENSES			
Selling, general and administrative	135,662	12,321	3,394
Contract work to past affiliate	563,418	1,216,056	1,494,955
Legal & Professional	26,175	5,025	1,718
Total expenses	725,255	1,233,402	1,500,066
Operating Loss	(575,280)	(1,033,402)	(1,500,066)
OTHER EXPENSE			
Interest expense	28,353	93,467	14
Total other expense	28,353	93,467	14

Other Income			
Debt Forgiven	4,253,909	-	-
Total other income	4,253,909	-	-
NET INCOME (LOSS)	$ 3,650,276	$ (1,126,869)	$ (1,500,080)
Income per common share	$ 0.09	$ (0.03)	$ (0.04)
Common shares outstanding	40,324,035	40,324,035	40,324,035

Freedom Motors Inc.

STATEMENTS OF CASH FLOWS

TWELVE MONTHS ENDED:

Unaudited

	June 30, 2011	June 30, 2010	June 30, 2009
Cash Flows from Operating Activities			
NET INCOME (LOSS)	$ 3,650,276	$ (1,126,869)	$ (1,500,080)
Adjustments to reconcile net income (loss) to net cash used in operating activities			
Depreciation expense	-	4,482	-
Debt forgiveness	(4,253,909)	-	
Common shares issued for services provided	134,750		
Operating expense paid with a related party Note Payable	609,219	1,216,056	1,495,225
Changes in operating assets & liabilities			
Accounts receivable	-	18,624	-
Accounts payable & accrued liabilities	(65,078)	43,068	(1,501)
Net cash used in (provided by) operating activities	75,257	155,361	(6,356)
Cash flows from Investing Activities			
Net cash used in (provided by) investing activities:	-	-	-
Cash flows from Financing Activities			

Bridge Loans		-	100,000
Advances to/from related party	(119,141)	45,800	24,000
Proceeds from notes payable	175,000	100,000	690,000
Repayment of notes payable	-	-	(340,000)
Repayment of related party note payable	(131,516)	(363,500)	(519,656)
Sale of common stock	-	62,917	52,500
Net cash used in (provided by) financing activities:	(75,657)	(154,783)	6,844
Net increase in cash	$ (400)	$ 579	$ 488
Cash at beginning of year	1,085	506	18
Cash at end of year	$ 685	$ 1,085	$ 506

Notes to Financial Statements
Year Ended June 30, 2011

Nature and Continuance of Operations

Freedom Motors, Inc. (the "Company") is a manufacturing and engine design firm focused on the initial production of Wankel-type rotary engines and their related technologies. The Company focuses its efforts on issues related to the production of a variety of rotary engines capable of producing from two to four hundred horsepower and on engine integration for a variety of mobile and stationary products. The Company was incorporated on April 16, 1997 under the laws of the State of Nevada as Freedom Motors, Inc.

The Company is currently a development stage company as defined under Statement of Financial Accounting Standards ("FAS") No. 7. As required for development stage enterprises, the statement of operations includes a total of all expenditures from the Date of Commencement of the Development Stage (April 16, 1997) to June 30, 2011. All losses accumulated since the inception of business have been considered as part of the Company's development stage activities.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in pre-operational activities. No material revenue has been generated and the Company has incurred accumulated losses of $12,757,182 as of June 30, 2011. Continuation of the Company's existence is dependent on the ability of the Company to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Summary of significant accounting policies

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Explanation of issuance of common shares at less than par value.
Some of the principal stockholders of the Company received common shares as compensation for their efforts in organizing and planning for the Company's future business operations. No value been assigned to the efforts of the promoters.

Nature and Continuance of Operations

Freedom Motors, Inc. (the "Company") is a manufacturing and engine design firm focused on the initial production of Wankel-type rotary engines and their related technologies. The Company focuses its efforts on issues related to the production of a variety of rotary engines capable of producing from two to four hundred horsepower and on engine integration for a variety of mobile and stationary products. The Company was incorporated on April 16, 1997 under the laws of the State of Nevada as Freedom Motors, Inc.

The Company is currently a development stage company as defined under Statement of Financial Accounting Standards ("FAS") No. 7. As required for development stage enterprises, the statement of operations includes a total of all expenditures from the Date of Commencement of the Development Stage (April 16, 1997) to June 30, 2011. All losses accumulated since the inception of business have been considered as part of the Company's development stage activities.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in pre-operational activities. No material revenue has been generated and the Company has incurred accumulated losses of $12,757,182 as of June 30, 2011. Continuation of the Company's existence is dependent on the ability of the Company to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Summary of significant accounting policies

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Explanation of issuance of common shares at less than par value.

Some of the principal stockholders of the Company received common shares as compensation for their efforts in organizing and planning for the Company's future business operations. Therefore, with the exception of organizational and maintenance expenses, no cash consideration has been paid for such shares, nor has any value been assigned to the efforts of the promoters.

Stock Split
On June 7, 2011 the Board of Directors declared a five-for-one stock split of the Company's common shares. All references to share and per share amounts in the consolidated financial statements and accompanying

notes to the consolidated financial statements have been retroactively restated to reflect the five-for-one stock split.

LEGAL MATTERS

The Company has not in the past been and is not now involved in any litigation or administrative action. No such litigation or administrative action has been threatened.

TAX MATTERS

The Company is not an S corporation and it is not anticipated that any significant tax benefits will be available to investors in this offering. The Company has not engaged any tax advisor.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

To the Company's best knowledge, all material factors have been disclosed herein.

ADDITIONAL INFORMATION

Prospective investors who seek additional information regarding this Offering may contact us at the address or telephone number listed on the front page of this Offering Circular. We believe, however, that all material information regarding the Company and this Offering has been disclosed in this Offering Circular.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Eighth of our Articles of Incorporation provides, among other things, that the liability of our officers and directors to the shareholders shall be limited to the maximum extent permissible under Nevada law. Nevada law permits such limitation of liability for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law; or

for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Article X of our Bylaws also provides that our officers and directors may be indemnified for costs and attorneys' fees incurred as a result of actions alleging negligence or misconduct.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless as provided under the Nevada Revised Statutes, the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders as provided.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that act and is, therefore, unenforceable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Hollytronic Capital Partners, LLC, an unlicensed investment firm, has agreed to assist us on a "best efforts" basis in identifying prospective investors for the shares in this Offering. If sales of the shares are made to investors so identified, we have agreed to pay Hollytronics a fee equal to 8% (eight percent) of the offering proceeds from such sales.

RECENT SALES OF UNREGISTERED SECURITIES

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-K, except for the following:

During the period September 30, 2008 to September 30, 2011, we issued 722,753 shares of common stock in exchange for $1,493,816 or $2.07 per share. The shares were issued in transactions which we believe satisfy the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 5 of that act and Regulation D promulgated pursuant to that act by the Securities and Exchange Commission.

[The balance of this page has been intentionally left blank.]

EXHIBITS

PART III —EXHIBITS

Item 1. Index to Exhibits

Exhibit A	**Articles of Incorporation of Freedom Motors, Inc.**
Exhibit B	**Bylaws of Freedom Motors, Inc**
Exhibit C	**Subscription Agreement**
Exhibit D	**Opinion re Legality**
Exhibit E	**Form of Common Share Certificate**
Exhibit F	**Paul S. Moller's Chapter 11 Plan of Reorganization**

<u>EXHIBIT A</u>

ARTICLES OF INCORPORATION

OF

FREEDOM MOTORS, INC.

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

APR 1 6 1997

DEAN HELLER SECRETARY OF STATE
No. C 8097-97

ARTICLES OF INCORPORATION

OF

FREEDOM MOTORS, INC.

FIRST: The name of this corporation is Freedom Motors, Inc.

SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Nevada Corporations Law.

THIRD: This corporation's resident agent is: CSC Networks, 502 East John Street, Room E, Carson City, Nevada 89706.

FOURTH: The Governing Board shall be styled as the Board of Directors. The first Board of Directors shall consist of three (3) members and the names and addresses are as follows:

Paul S. Moller, 9350 Currey Road, Dixon, CA 95620

Jack Allison, 5947 Jeanine Drive, Sacramento, CA 95842

W. Richard Lueck, 5956 Northwest 63rd Way, Parkland, Florida 33067

FIFTH: This corporation is authorized to issue two classes of shares, which shall be known as Common Stock, $.0001 par value and Preferred Stock, $.0001 par value.

SIXTH: The total number of shares of Common Stock which this corporation is authorized to issue is 50,000,000 and the total number of shares of Preferred Stock which this corporation is authorized to issue is 20,000,000.

SEVENTH: Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

EIGHTH: The personal liability of the directors and officers of this corporation to the corporation or its stockholders for damages shall be limited to the fullest extent permissible under Nevada law. If, after the effective date of this Article, Nevada law is amended in a manner which permits a corporation to limit the damages or other liability of its directors or officers to a greater extent than is permitted on such effective date, the references in this Article to "Nevada law" shall to that extent be deemed to refer to Nevada law as so amended.

NINTH: The names and addresses of each of the incorporators signing the articles are as follows:

Paul S. Moller	Jack Allison
9350 Currey Road, Dixon, CA 95620	5947 Jeanine Drive, Sacramento, CA 95842
Signature	Signature

STATE OF) CALIFORNIA
)
COUNTY) YOLO

On MAR.27.1997, before me, CAROL SANFORD,NOTARY PUBLIC personally appeared PAUL S. MOLLER & JACK ALLISON, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) ~~is~~/are subscribed to the within instrument and acknowledged to me that ~~he/she~~/they executed the same in ~~his/her~~/their authorized capacity(ies), and that by ~~his/her~~/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

CAROL SANFORD
Notary Public - California
SACRAMENTO COUNTY

Signature of Notary

(Seal)

EXHIBIT B

BYLAWS

OF

FREEDOM MOTORS, INC.

BY-LAWS

OF

FREEDOM MOTORS, INC.

ARTICLE I - OFFICES

The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2- Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Act.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waivers of notice of such meetings.

Section 4 - Notice of Meetings:

(a) Except as otherwise provided by Statute, written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to receive payment for their shares pursuant to Statute, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 5 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted at the meeting as originally called if a quorum had been present.

Section 6 - Voting:

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

(d) Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders and such resolution so signed shall be inserted in the Minute Book of the Corporation under its proper date.

ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Election and Term of Office:

(a) The number of the directors of the Corporation shall be ( ), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than three, unless all of the outstanding shares are owned beneficially and of record by less than three shareholders, in which event the number of directors shall not be less than the number of shareholders permitted by statute.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation, who need not be shareholders, shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares, present in person or by proxy, entitled to vote in the election.

(c) Each director shall hold office until the annual meeting of the shareholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.

Section 2 - Duties and Powers:

The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

Section 3 - Annual and Regular Meetings; Notice:

(a) A regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of the shareholders, at the place of such annual meeting of shareholders.

(b) The Board of Directors, from time to time, may provide by resolution for the holding of other regular meetings of the Board of Directors, and may fix the time and place thereof.

(c) Notice of any regular meeting of the Board of Directors shall not be required to be given and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in paragraph (b) of Section 4 of this Article III, with respect to special meetings, unless such notice shall be waived in the manner set forth in paragraph (c) of such Section 4.

Section 4 - Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held whenever called by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required by statute, notice of special meeting shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. A notice, or waiver of notice, except as required by Section 8 of this Article III, need not specify the purpose of the meeting.

(c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairman:

At all meetings of the Board of Directors the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman chosen by the directors shall preside.

Section 6 - Quorum and Adjournments:

(a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.

Section 7 - Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by statute, by the Certificate of Incorporation, or these By-Laws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. Any action authorized in writing, by all of the directors entitled to vote thereon and filed with the minutes of the corporation shall be the act of the Board of Directors with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board.

Section 8 - Vacancies:

Any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the shareholders shall be filled by the shareholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.

Section 9 - Resignation:

Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 10 - Removal:

Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for caused by action of the Board.

Section 11 - Salary:

No stated salary shall be paid to directors, as such, for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12 - Contracts:

(a) No contract or other transaction between this Corporation and any other Corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other Corporation, provided that such facts are disclosed or made known to the Board of Directors.

(b) Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these By-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The President shall be the chief executive officer of the Corporation.

Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other Corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the Chairman of the Board or the President or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper so to do.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS

Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 - By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or of the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE X - INDEMNITY

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to then existing rules of the American Arbitration Association.

The undersigned Incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.

Dated: May 8, 1997

[signature]
Incorporator

EXHIBIT C

SUBSCRIPTION AGREEMENT FOR

COMMON SHARES

OF

FREEDOM MOTORS, INC.

FREEDOM MOTORS, INC.

A NEVADA CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

0074

FREEDOM MOTORS, INC.

A NEVADA CORPORATION

SUBSCRIPTION AGREEMENT

To Be Fully Completed by Subscriber

If and when accepted by the Company, this Subscription Agreement, when executed below, shall constitute a subscription for shares (of the Class and in the amount set forth) issued by FREEDOM MOTORS, INC. (the "Company") pursuant to qualification of the Offering under Regulation A by the United States Securities and Exchange Commission. Each part of the Subscription Agreement must be completed by the subscriber and by his execution below he acknowledges that he understands that the Company and its Management are relying upon the accuracy and completeness hereof in complying with their obligations under applicable securities laws. Please read and complete each response.

TO: FREEDOM MOTORS, INC.
1222 Research Park Drive, Suite 100
Davis, CA 95618

1. The undersigned hereby subscribes for the number of Common Shares (the "Shares") set forth below, at the price of $2.50 per share of FREEDOM MOTORS, INC. (the "Company").

The undersigned understands that his/her subscription for Shares is conditioned upon the following:

a. Tender of his/her personal check, cashiers check or bank wire in the amount of $2.50 per Share multiplied by the number of Shares subscribed.

b. Execution of this Subscription Agreement.

The undersigned agrees that this Subscription is and shall be irrevocable, but the obligations hereunder will terminate if this Subscription is not accepted by the Company in whole or in part.

2. The undersigned understands that the Company will notify him whether the subscription has been accepted, in whole or in part, or rejected, in whole or in part, within thirty (30) days after the date hereof. In the event this subscription is rejected by the Company, all funds and documents tendered by the undersigned shall be returned within said time, without interest or deduction. It is understood that the Management of the Company shall have the sole discretion to determine which of the subscriptions should be rejected in whole or in part. In the event that the maximum subscription amount is not subscribed, the Company shall return all funds and documents to the undersigned without interest or deduction.

3. The undersigned is aware that:

a. The Company is a development stage company and has no relevant operating or financial history.

b. There are substantial risks incident to the ownership of Shares in the Company, and such investment is speculative and involves a substantial risk of loss by the undersigned of his investment in the Company.

c. No federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness of this investment. No federal or state regulatory agency has independently investigated the facts, circumstances or representations of this Offering.

4. The undersigned understands that investment in the Company is an illiquid investment. In particular, the undersigned recognizes that:

a. Due to the lack of any market existing or likely to exist for these Shares and the potentially adverse tax consequences in the event s/he should sell his Shares, his investment in the Company will be highly illiquid and, most likely, must be held indefinitely or until the investments of the Company are liquidated.

b. The undersigned must bear the economic risk of investment in the Shares for an indefinite period of time, since the Shares have not been registered under the Securities Act of 1933, as amended. The Shares have been qualified by the U.S. Securities and Exchange Commission pursuant to Regulation A under the Securities Act of 1933. Further, unless said Shares are registered under the securities act of the state in which offered and sold, the undersigned may not resell, hypothecate, transfer, assign or make other disposition of said Shares except in a transaction exempt or excepted from the registration requirements of the securities act of such state, and that the specific approval of such sales by the division of securities is required in some states.

6. The undersigned represents and warrants to the Company that:

a. The undersigned, if a Company, a partnership, trust or other form of business entity, is authorized and otherwise duly qualified to purchase and hold Shares in the Company and such entity has its principal place of business as set forth in the signature page hereof. (If the undersigned is one of the aforementioned entities, it hereby agrees to supply any additional written information that may be required.);

b. The undersigned further agrees to be bound by all of the terms and conditions of the Offering made by the offering documents and exhibits thereof.

7. This Subscription is not transferable or assignable by the undersigned.

8. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the representations and warranties herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, successors and assigns.

9. This Subscription, upon acceptance by the Company, shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

10. By signing this Subscription Agreement the undersigned hereby represents and warrants that, among other things:

a. S/He is at least twenty-one (21) years of age;
b. S/He has completely read and understands the contents of the Offering Circular for the Shares;
c. S/He has the legal capacity to execute this Subscription Agreement.

11. This Agreement shall be construed in accordance with and governed by the laws of the State of California.

<u>Subscription for Shares:</u>

Number of Shares of Shares (including fractions thereof) subscribed for:

Common Stock- $2.50 per Share __________ (no. of Shares)

0077

Subscriber Information:

Name (please print) ______________________

Social Security/Tax I.D. No. ______________________

Residence Address ______________________
(including Zip Code)
____

Home Phone ( ) __________

Business Phone ( ) __________

I/we will hold title to my/our Share(s) as follows:

[ ] Community Property

[ ] Joint Tenants with Right of Survivorship

[ ] Tenants in Common

[ ] Separate Property

[ ] Other: (Company, Single Person, Trust, etc., please indicate.)

(Note: Prospective investors should seek the advice of their attorney in deciding in which of the above forms they should take ownership of the Shares, since different forms of ownership may have varying gift tax, estate tax, income tax and legal consequences, depending on the state of the investor's domicile and his particular personal circumstances. For example, in community property states, if community property assets are used to purchase Shares held in individual ownership, this might have adverse gift tax consequences.)

IN WITNESS WHEREOF, subject to acceptance by the Company, the undersigned has completed this Subscription Agreement to evidence his/her subscription of Shares in FREEDOM MOTORS, INC.

Date:__________ ______________________________
Subscriber

Date:__________ ______________________________
Subscriber

The Company has accepted this Subscription effective this ___ day of ____________, 2011.

Company:

FREEDOM MOTORS, INC.

By:__________________________
(Authorized Signator)

0079

EXHIBIT D

OPINION RE LEGALITY



CHRISTENSEN CAPITAL LAW CORPORATION

1478 Stone Point Drive, Suite 400 | Roseville, CA 95661 | 916.930.6142
www.chriscaplaw.com

Toll-free: 877. 453.3376
Bay Area: 408.372.2551

Craig G. Christensen, J.D.
cgc@chriscaplaw.com

November 8, 2011

Board of Directors
Freedom Motors, Inc.
1222 Research Park Drive, Suite 100
Davis, CA 95618

Re: **Freedom Motors, Inc./Regulation A Offering Statement**

Dear Sirs:

In connection with the submittal of an Offering Statement to the United States Securities and Exchange Commission pursuant to Regulation A by Freedom Motors, Inc., a Nevada corporation, I have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for purposes of this opinion.

Upon the basis of such examination, I am of the opinion that:

1. The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Nevada;

2. A sufficient number of Common Shares of the Company has been authorized in conformity with the Articles of Incorporation, as amended, so as not to violate any applicable law or agreement or instrument currently binding on the Company;

3. When such Common Shares have been issued pursuant to the terms of the Offering Statement, such shares will be duly and validly issued, fully paid and non-assessable.

This opinion letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord ("the Accord") of the ABA Section of Business Law (1991), as amended. As a consequence, it is subject to a number of qualifications, exceptions, limitations on coverage, and other limitations, all as are more particularly described in the Accord, and this opinion letter should be read in conjunction therewith.

I hereby consent to the incorporation of this opinion as an exhibit to the Offering Statement relating to the Common Shares.

Very truly yours,

Craig G. Christensen

CGC:thg

EXHIBIT E

FORM OF COMMON SHARE CERTIFICATE

OF

FREEDOM MOTORS, INC.


CERT.9999
CERTIFICATE NUMBER
* 9,000,000 *
SHARES
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
PAR VALUE $0.0001
COMMON STOCK
CUSIP NO. 999999ZZ9
THIS CERTIFIES THAT
* SPECIMEN *
IS THE OWNER OF * NINE MILLION *
FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK PAR VALUE OF $0.0001 EACH OF
FREEDOM MOTORS. INCORPORATED
TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR. WITNESS THE FACSIMILE SEAL OF THE CORPORATION AND THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS.
JAMES TORESON
PRESIDENT
STEPHEN P. SMITH
SECRETARY
FREEDOM MOTORS, INCORPORATED
Corporate
Seal
NEVADA
DATED: JANUARY 01, 2009
COUNTERSIGNED AND REGISTERED:
BY
CLEARTRUST, LLC
TRANSFER AGENT
AUTHORIZED SIGNATURE
WWW.CLEARTRUSTONLINE.COM

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM (TIC)	- as tenants in common	UNIF GIFT MIN (TRANS) ACT ________ Custodian ________
TEN ENT	- as tenants by the entirety	(UGMA) (UTMA) (Cust) (Minor)
JT TEN (J/T)	- as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts (Transfer) to Minors Act ________ (State)

Additional abbreviations may also be used though not in the above list.

For Value Received ______________________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR SOME OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

____

Shares of Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ______________________ Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises

Dated ______________________

X ______________________

SIGNATURE GUARANTEE
(BY BANK, BROKER, CORPORATE OFFICER)

NOTICE: THE SIGNATURE TO THIS AGREEMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER.

EXHIBIT F

FEDERAL BANKRUPTCY COURT DOCUMENTS PERTAINING TO

CHAPTER 11 PLAN OF REORGANIZATION OF

PAUL S. MOLLER

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re:

PAUL SANDNER MOLLER &,
ROSA MARIA MOLLER,
9350 Currey Road,
Dixon, CA 95620
SSN ***-**-6752/EIN 68-0006075
SSN ***-**-2340

Debtors.

Case No. 09-29936-C-11
Docket Control No. MHK-6

Hon. Christopher M. Klein

NOTICE OF ENTRY OF ORDER CONFIRMING PLAN OF REORGANIZATION

NOTICE IS HEREBY GIVEN that the following order or judgment has been entered on the docket for the above-captioned matter.

Title and Description of Order/Judgment: Order Confirming Trustee's and Debtors' Joint Plan of Reorganization Dated February 24, 2011, as Modified at the Confirmation Hearing.

Order in favor of: Jon Tesar, as trustee, and Paul and Rosa Moller, debtors.

Date of Entry on Docket: July 7, 2011.

A copy of the above order/judgment is attached hereto as Exhibit "A."

Dated: 07.08.2011

MEEGAN, HANSCHU & KASSENBROCK

By: [signature]
Anthony Asebedo
Attorneys for Jon Tesar

2009-29936
FILED
July 06, 2011
CLERK, U.S. BANKRUPTCY COURT
EASTERN DISTRICT OF CALIFORNIA
0003585554

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar,
Chapter 11 trustee

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re:

PAUL SANDNER MOLLER &,
ROSA MARIA MOLLER,

Debtors.

Case No. 09-29936-C-11
Docket Control No. MHK-6

Plan Confirmation Hearing:
Date: June 22, 2011
Time: 10:00 a.m.
Dept: C (Courtroom 35)

Hon. Christopher M. Klein

ORDER CONFIRMING TRUSTEE'S AND DEBTORS' PLAN OF REORGANIZATION DATED FEBRUARY 24, 2011, AS MODIFIED AT THE CONFIRMATION HEARING

The hearing on confirmation of the Trustee's and Debtors' Joint Plan of Reorganization Dated February 24, 2011(the "Plan"), filed on behalf of Jon Tesar as trustee ("Tesar") and Paul and Rosa Moller (the "Debtors"), came on for hearing on the date and at the time indicated above, before the Honorable Christopher M. Klein. Anthony Asebedo of Meegan, Hanschu & Kassenbrock appeared on behalf of Tesar. William S. Bernheim of Bernheim, Gutierrez & McReady appeared on behalf of the Debtors. Thomas P. Griffin of Hefner Stark & Marois appeared on behalf of creditor Exchange Bank. Other appearances, by telephone, were noted on the record.

///

///

///

RECEIVED
June 23, 2011
CLERK, U.S. BANKRUPTCY COURT
EASTERN DISTRICT OF CALIFORNIA
0003585554

The court having stated its findings of fact and conclusions of law on the record and having determined after notice and hearing that the requirements for confirmation set forth in 11 U.S.C. § 1129 have been satisfied,

IT IS HEREBY ORDERED that the Plan, as modified at the confirmation hearing, is confirmed. A copy of the Plan, including all modifications, is attached hereto as Exhibit 1 and is incorporated herein by reference.

Dated: July 06, 2011

United States Bankruptcy Judge

0087

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar,
Chapter 11 trustee

WILLIAM S. BERNHEIM (State Bar No. 56555)
BERNHEIM, GUTIERREZ & McCREADY
255 North Lincoln Street
Dixon, CA 95620
Telephone: (707) 678-4447
Facsimile: (707) 678-0744

Attorneys for the Debtors

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re: PAUL SANDNER MOLLER &, ROSA MARIA MOLLER, Debtors.	Case No. 09-29936-C-11 Docket Control No. MHK-6 **Hon. Christopher M. Klein**

TRUSTEE'S AND DEBTORS' JOINT PLAN OF REORGANIZATION DATED FEBRUARY 24, 2011

Jon Tesar (the "Trustee") and Paul Sandner Moller and Rosa Maria Moller (the "Debtors") hereby propose the following Plan of Reorganization Dated February 24, 2011 ("Plan").

ARTICLE I.
INTRODUCTION

On May 18, 2009, the Debtors filed a joint voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. On March 29, 2010, the United

States Bankruptcy Court entered an order approving the appointment of the Trustee as trustee in the Debtors' chapter 11 case.

This Plan is the Trustee's and the Debtors' joint proposal to satisfy the debts owing as of confirmation of this Plan. Creditors and equity security holders (if any) should refer to Articles III, IV, and VII of this Plan for information regarding the precise treatment of claims. A Disclosure Statement that provides detailed information regarding this Plan and the rights of creditors and equity security holders has been circulated with this Plan, and this Plan should be read and evaluated by creditors in conjunction with the Disclosure Statement. **Your rights may be affected. You should read these papers carefully and discuss them with your attorney, if you have one. If you do not have an attorney, you may wish to consult one.**

ARTICLE II.
DEFINITIONS

For purposes of this Plan the following terms have the meaning set forth below:

1. "Agricultural Property" means the real property commonly known as 9341 Currey Road, Dixon, California 95620.

2. "Ag Property Litigation" means Solano County Superior Court Case Nos. FCS029760 and FCS029789, consolidated into Case No. FCS029760.

3. "Administrative Expense Claim" means any cost, claim, or expense of administration of the Case arising before the Effective Date, allowed and entitled to priority in accordance with the provisions of §§ 503(b) and 507(a)(1) of the Code, including, without limitation, (i) all actual and necessary expenses of preserving the Estate, to the extent allowed by the Court, and (ii) all allowances of compensation and/or reimbursement of expenses of Professionals to the extent allowed by the Court.

4. "Allowed Claim" means a Claim with respect to which either (i) a proof of claim has been filed with the Court by the Claims Bar Date, or (ii) which is set forth in a specific amount in the schedules of liabilities filed in the Case, as amended from time to

///

time, and not listed as disputed, unknown, contingent, or unliquidated as to amount; and (iii) in either case as to which no objection to allowance has been made.

5. "Allowed Secured Claim" means an Allowed Claim secured by a lien, security interest, or other charge against property in which the Estate has an interest, or which is subject to setoff under § 553 of the Code, to the extent of the value (determined in accordance with § 506(a) of the Code) of the interest of such Allowed Secured Claim in the Estate's interest in such property or to the extent of the amount subject to setoff, as the case may be.

6. "Case" means the chapter 11 bankruptcy case of the Debtors, designated as Case No. 09-29936-C-11 pending before the Court.

7. "Chile Property" means that real property located at 172 Avenue Sporting, Vina Del Mar, Chile, 2560989.

8. "Claims Bar Date" means September 16, 2009 as to non-governmental claimants, and November 16, 2009 as to governmental units.

9. "Code" means title 11 of the United States Code (11 U.S.C. § 101 et seq.), and any applicable amendment.

10. "Commercial Property" means the real property commonly known as 1222 Research Drive, Davis, California.

11. "Confirmation Date" means the date of entry of an order of the Court confirming this Plan.

12. "Confirmation Order" means the order of the Court that confirms this Plan, under § 1129 of the Code.

13. "Court" means the United States Bankruptcy Court for the Eastern District of California, Sacramento Division, in which the Case is pending, and any court having jurisdiction to hear appeal proceedings from such court.

14. "Creditor Account" is that certain bank account or bank accounts to be set up by the Plan Administrator within thirty (30) days of the Effective Date, into which the Plan Administrator shall make deposits and then disbursements to claim

holders (creditors) pursuant to the terms of this Plan; the Plan Administrator may also use any bank account of the Estate existing as of the Confirmation Date, as the Creditor Account.

15. "Effective Date" of Plan means fifteen (15) days after entry of the order confirming this Plan, provided no stay of confirmation has been entered.

16. "Estate" means the bankruptcy estate created on commencement of the Case pursuant to § 541(a) of the Code.

17. "FMI" means Freedom Motors, Inc., a Nevada corporation (entity no. C8097-1997).

18. "MII" means Moller International, Inc., a California corporation (entity no. C1139348).

19. "Parties Entitled to Notice" means the Office of the United States Trustee, the Plan Administrator, counsel to the Plan Administrator, the Debtors, counsel to the Debtors, and those parties who, after the Confirmation Date, file with the court and serve on those parties identified above, a written request for Post-Confirmation Notice to be given by mail using the address stated in such written request.

20. "Petition Date" means the date the Debtors filed their joint voluntary chapter 11 petition, that being May 18, 2009.

21. "Plan Administrator" means Jon Tesar, who was appointed as chapter 11 trustee in the above-captioned bankruptcy case of the Debtors, and if Jon Tesar is unable or unwilling to serve as Plan Administrator, that person who the Court may appoint as Plan Administrator after notice and hearing.

22. "Plan of Reorganization" or "Plan" means this Plan of Reorganization submitted by the Trustee and the Debtors, as amended or modified in accordance with the Code and Federal Rules of Bankruptcy Procedure.

23. "Plan Proponents" means collectively the Trustee and the Debtors.

24. "Post Confirmation Expenses" means all costs, claims, and expenses incurred after the Confirmation Date which (i) if incurred before the Confirmation Date

would have been Administrative Expense Claims or (ii) are reasonable, actual, and necessary costs incurred by the Plan Administrator in carrying out his duties under this Plan.

25. "Post-Confirmation Notice" means note less than ten (10) days' notice by first-class mail to the Parties Entitled to Notice.

26. "Professional" means person or entity retained or to be compensated pursuant to §§ 326, 327, 330, 503(b), and/or 1103 of the Code.

27. "Pro Rata" means the proportion of the amount of an Allowed Claim in a particular class to the aggregate amount of all Allowed Claims which are entitled to a particular distribution (including disputed or undetermined claims until disallowed) in such class. In the case of unclassified Priority Tax Claims, this term means the proportion of the allowed amount of any particular Priority Tax Claim to the aggregate allowed amount of all Priority Tax Claims.

28. "Residential Property" means the real property commonly known as 9350 Currey Road, Dixon, California 95620.

29. Unless otherwise provided above, the terms used in this Plan shall have the same meaning as set forth in §§ 101 and 102 of the Code.

ARTICLE III. IDENTIFICATION AND TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS, PRIORITY TAX CLAIMS, AND U.S. TRUSTEE FEES

Under § 503 of the Code, the Court determines and allows administrative expenses of the Estate, which are to be paid as priority claims under § 507(a)(2) of the Code. Under § 1123(a)(1) of the Code, claims allowed under § 507(a)(2) of the Code, and under§ 507(a)(8) of the Code are not in classes.

A. Administrative Expense Claims.

The Plan Administrator shall pay the full amount of Administrative Expense Claims on the Effective Date, or upon such other terms as may be agreed upon by the holder of any such claim. Should any holder of an Administrative Expense Claim agree to payment after the Effective Date, the unpaid amount of such claim shall accrue and

be paid interest at the rate of 5% per annum after the Effective Date or after approval by the Court, whichever is later.

All fees required to be paid by 28 U.S.C. §1930(a)(6) (U.S. Trustee Fees) will accrue and be timely paid as an Administrative Expense Claim until such time as the case is closed, dismissed, or converted to another chapter of the Code. Upon closing of the Case, no further U.S. Trustee Fees shall be due, except for any calendar quarter during which the case may be reopened and during which the case stays open for at least three (3) consecutive months. Any U.S. Trustee Fees owed on or before the Effective Date of this Plan will be paid on the Effective Date. The Trustee anticipates that as of the Effective Date, fees due for the first quarter 2011 will have been paid, and the quarterly fee for the calendar quarter of confirmation will be due and will be paid at the end of the month thereafter.

Other than Professionals employed by the Trustee pre-confirmation, any party that asserts any Administrative Expense Claim, whether such claim is fixed, liquidated, contingent, or unliquidated, and regardless of whether priority status is asserted for such claim, must, no later than thirty (30) days following the Effective Date, file and serve a motion under applicable rules of procedure for allowance of such claim, otherwise such claim shall be barred. After confirmation of the Plan, the Plan Administrator shall have the right to object to allowance of any Administrative Expense Claim, and the Court shall have jurisdiction to determine such objections.

B. Priority Tax Claims.

These are the Allowed Claims of governmental units for taxes, duties, and penalties pursuant to § 507(a)(8) of the Code ("Priority Tax Claims"). Claimants include the U.S. Internal Revenue Service, California Franchise Tax Board, and the California Employment Development Department. The total allowed amount of Priority Tax Claims currently totals approximately $168,700.

Priority Tax Claims will be paid in the full allowed amount thereof, or such portion of the allowed amount thereof Pro Rata as available funds permit, on the

Effective Date or as soon thereafter as is practicable or as otherwise ordered by the Court, unless different treatment is agreed between the holder of any such claim and the Plan Administrator; provided however, that the Plan Administrator shall have the right to the maximum deferral of payment of claims of the kind specified in § 507(a)(8) of the Code, as permitted by § 1129(a)(9)(C) of the Code. Priority Tax Claims shall accrue and be paid interest post-confirmation at the rate provided by applicable non-bankruptcy law (except as may be agreed otherwise) until paid in full.

ARTICLE IV.
CLASSIFICATION OF CLAIMS

The claims of creditors shall be divided into the following classes:

CLASS 1: Priority Non-Tax Claims.

Priority claims that are referred to in § 507(a)(1), (4), (5), (6), and (7) of the Code are required to be placed in a class. These claims consists generally of priority non-tax claims, such as claims for certain wages, claims for certain contributions to employee plans, and claims for domestic support obligations. There are no known Class 1 Allowed Claims in the Case.

CLASS 2: Secured Claims.

The Allowed Secured Claims set forth in this Class 2 are subject to valuation of the claimant's collateral and determinations under the provisions of this Plan. This class is subdivided as set forth below, to provide for the individual treatment of such claims as required by § 1122(a) of the Code.

After confirmation of this Plan, the Plan Administrator shall continue to have rights and authority to seek determination of the secured status of any claim pursuant to § 506 of the Code. In the event the Plan Administrator and any creditor cannot agree upon the portion of the creditor's claim that is secured, the Court shall have jurisdiction post confirmation to determine same.

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Class 2.1 Solano County Tax Collector.

This is the Allowed Secured Claim of the Solano County Tax Collector ("County") based on unpaid real property taxes. The County has not filed a Proof of Claim for any amount, and the Debtors scheduled no amount owing to the County. The Trustee is informed, however, that approximately $35,000.00 in real property taxes secured by the Commercial Property were due and owing as of the Petition Date.

Class 2.2 Exchange Bank.

This is the Allowed Secured Claim of Exchange Bank, which claim is secured by a first deed of trust against the Commercial Property.[1] On August 5, 2009, Exchange Bank filed a proof of claim in the Case, asserting a secured claim in the amount of $3,319,985.77. The promissory note in favor of Exchange Bank calls for interest to accrue at the rate of 7.3% per year, until January 1, 2012, after which time the interest rate becomes variable, on the principal amount of $3,300,000.00. On or about October 19, 2010, the Court entered an order approving a stipulation between the Trustee and Exchange Bank (the "Stipulation"), under which Exchange Bank was authorized to record and serve a Notice of Sale regarding the Commercial Property. Under the Stipulation, Exchange Bank was given authority to conduct a foreclosure sale of the Commercial Property if the obligation to Exchange Bank was not reinstated under state law by December 24, 2010, except that if the Trustee timely delivered certain periodic adequate protection payments to Exchange Bank, no sale would be conducted until March 31, 2011, at which time a foreclosure sale could be conducted unless the obligation to Exchange Bank was by that date reinstated under state law. To date, the Trustee has made such adequate protection payments to Exchange Bank.

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1. On Jan. 24, 2007, Exchange Bank filed with the California Secretary of State's office a UCC-1 Financing Statement describing the Debtors' machinery, furniture, fixtures, and equipment, but Exchange Bank did not take a security interest in such or any other personal property pursuant to the Commercial Code.

Class 2.3 Sterling Pacific Financial, Inc. or Assignee.

This is the Allowed Secured Claim of Sterling Pacific Financial, Inc., or assignee ("Sterling"), which claim is secured by way of a second deed of trust against the Commercial Property. According to a motion filed on behalf of parties asserting to hold the beneficial interest in Sterling's claim, this claim totaled approximately $823,537.00 as of September 29, 2009, and the Debtors had missed payments in the aggregate amount of approximately $102,000 due under the promissory note up through September 2009. The promissory note in favor of Sterling calls for interest to accrue at the rate of 12.5% per year, on the principal amount of $700,000.00. As of this date, no Proof of Claim has been filed by Sterling in the Case.

Class 2.4 Morgan Stanley Dean Witter Credit Corp. or Assignee.

This is the Allowed Secured Claim of Morgan Stanley Dean Witter Credit Corporation or assignee ("Morgan Stanley"), which claim is secured by way of a first deed of trust against the Residential Property. On September 16, 2009, the party asserting to hold the beneficial interest in this Claim filed a proof of claim in the Case, asserting a secured claim in the amount of approximately $392,226.28 (the "MS Claim"); the MS Claim also asserts that the promissory note in favor of Morgan Stanley calls for variable rate interest (the rate is not disclosed), on the principal amount of $398,000.00. Morgan Stanley has received certain adequate protection payments made by the Trustee after the Petition Date, pursuant to an order of the Court.

Class 2.5 U.S. Bank, N.A.

This is the Allowed Secured Claim of U.S. Bank, N.A., or assignee ("US Bank"), which claim is secured by a second deed of trust against the Residential Property. On June 18, 2009, US Bank filed a proof of claim in the Case, asserting a secured claim in the amount of $165,705.97 (the "USB Claim"). The promissory note in favor of US Bank calls for interest to accrue at the rate of 7.24% per year, on the principal amount of $190,000.00. US Bank has received certain adequate protection

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payments made by the Trustee after the Petition Date, pursuant to an order of the Court.

Class 2.6 Bay Area Financial Corp.

This is the Allowed Secured Claim of Bay Area Financial Corporation or assignee ("BAFC"), which claim is secured by a third deed of trust against the Residential Property. According to a motion filed in the Case on behalf of BAFC, this claim totaled approximately $358,173.00 as of December 31, 2009. The promissory note in favor of BAFC calls for variable-rate interest to accrue at the rate of 8.25% over the prime rate, on the principal amount of $350,000.00. As of this date, no Proof of Claim has been filed by Sterling in the Case. BAFC has received certain adequate protection payments made by the Trustee after the Petition Date, pursuant to an order of the Court.

Class 2.7 Victoria Schlechter.

This is the Allowed Secured Claim of Victoria Schlechter or assignee ("Schlechter"), which claim is secured by a fourth deed of trust against the Residential Property. According to the Debtor's schedules filed in the Case, as amended, this claim totaled approximately $109,000.00 as of the Petition Date. As of this date, no Proof of Claim has been filed by Schlechter in the Case, and the contract interest rate is 7.0% per year.

Class 2.8 Washington Mutual Bank or Successor/Assignee.

This is the Allowed Secured Claim of Washington Mutual Bank or successor/assignee ("WaMu"), which claim is secured by a first deed of trust against the Agricultural Property. On September 15, 2009, the party asserting to hold this claim filed a proof of claim in the Case, asserting a secured claim in the amount of $317,126.40. The promissory note in favor of WaMu calls for interest to accrue at the rate of 6.0% per year, on the principal amount of $333,500.00.

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Class 2.9 Capital Region Equities, L.L.C. or Assignee.

This is the Allowed Secured Claim of Capital Region Equities, L.L.C. or assignee ("Capital"), which claim is secured by a second deed of trust against the Agricultural Property. The Debtors scheduled a secured claim in favor of Capital in the amount of $350,000.00. The promissory note held by Capital calls for interest to accrue at the rate of 12% per year, on the principal amount of $350,000. Capital has not filed a proof of claim in the Case.

Class 2.10 Dana Foss and Edward Foss or Assignee.

This is the Allowed Secured Claim of Dana Foss and Edward Foss or assignee ("Foss"), which claim is secured by a third deed of trust against the Agricultural Property. The Debtors scheduled a secured claim in favor of Foss in the amount of $225,000.00. The promissory note in favor of Foss calls for interest to accrue at the rate of 7% per year, on the principal amount of $225,000. Foss has not filed a proof of claim in the Case.

Class 2.11: Gregory House and Jennifer House.

This is the Allowed Secured Claim of Gregory House and Jennifer House (collectively, "House"), which claim is secured by a lis pendens recorded against the Agricultural Property. On September 16, 2009, House filed a proof of claim in the Case, as a secured claim in the amount of $622,622.00, designated by the clerk of the Court as Proof of Claim No. 16 ("Claim No. 16"). The Debtors did not schedule a claim in favor of House. Claim No. 16 is based on damages allegedly caused by the Debtors' breach of an agreement under which House claims that House was entitled to purchase the Agricultural Property, and which damages are claimed in the Ag Property Litigation.

Class 2.12 BMW Bank of North America.

This is the Allowed Secured Claim of BMW Bank of North America ("BMW"), which claim as of the Petition Date was secured by a purchase-money security interest in a 2002 BMW 540i automobile (the "Vehicle") valued by the Debtors at $11,000.00. On September 3, 2009, BMW filed a proof of claim in the Case (the

"BMW Claim"), asserting a secured claim in the amount of $3,615.17. The loan documents call for monthly payments to BMW in the amount of $730.07 each, with interest to accrue on the amount borrowed at the rate of 5.75% per year. After the Petition Date, the Debtors made monthly contract payments as same came due, and through such payments paid the entire balance due under the contract with BMW. The Debtors claimed as exempt the sum of $2,550 in regard to the Vehicle.

CLASS 3: Executory Contracts and Leases.

These Allowed Claims are based on executory contracts and leases between the Debtors and third parties, and known Class 3 Allowed Claims are subdivided as stated below:

Class 3.1 Dana Foss and Edward Foss.

This is the Allowed Claim of Dana Foss and Edward Foss ("Foss") based on a month-to-month lease under which the Debtors are lessor and Foss is lessee of the Agricultural Property.

Class 3.2 Moller International, Inc.

This is the Allowed Claim of MI, based on the Lease Agreement dated July 1, 2003 ("Lease") under which the Debtors are lessor and MII is lessee of the Commercial Property. The term of the Lease runs from July 1, 2003 through July 30, 2013 and the Lease calls for monthly rent payments to the Debtors of $41,500.00 per month. As of this time, the Debtors have committed no defaults under the Lease (but MII is in arrears in payments due under the Lease in the aggregate amount of approximately $2,337,000).

CLASS 4: General Unsecured Creditors.

These are the Allowed Claims of general unsecured creditors, any Allowed Secured Claim that as a result of a valuation of the secured claimant's collateral the Claim is unsecured in whole or in part pursuant to the terms of this Plan, and Allowed Claims that result from rejection of a lease or executory contract. This class includes any and all claims which are not more particularly described in Class 1; Class 2.1

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through Class 2.12, inclusive; Class 3.1; Class 3.2; Class 5; Class 6; and Class 7. The total amount of Class 4 Allowed Claims is currently approximately $631,000 excluding the Allowed Claims, if any, of the holders of rejected leases and executory contracts and of the holders of Allowed Secured Claims that become entitled to distributions based on a deficiency claim after the disposition of collateral.

CLASS 5: Lucia Napoli Cosmeli.

This is the claim of Lucia Napoli Cosmeli ("Cosmeli"), the aunt of debtor Rosa Moller. The Debtors believe that Cosmeli holds the equivalent of a life estate in the Chile Property under applicable law in the Republic of Chile, and the Debtors have promised to pay for Cosmeli's support and maintenance for her lifetime. Cosmeli is 92 years old and the Chile Property is her personal residence. The Debtors scheduled a claim in favor of Cosmeli, in the amount of $16,458 and state that the claim is secured by the Chile Property, but the Trustee believes based on available information that there is no legally enforceable claim in favor of Cosmeli against the Debtors or the Chile Property.

CLASS 6: Paul Sandner Moller & Rosa Maria Moller.

These are the interests of the Debtors that remain after payment of all Administrative Expense Claims, Post Confirmation Expenses, Priority Tax Claims, and all Allowed Claims.

ARTICLE V.
PROCEDURES RELATING TO CLAIMS AND INTERESTS

The following procedures and provisions, along with those more specific provisions set forth elsewhere in this Plan, govern the administration of claims.

Disputed Claim. A disputed claim is a claim that has not been allowed or disallowed by a final non-appealable order, and as to which either: (i) a proof of claim has been filed or deemed filed, and the Plan Administrator or another party in interest has filed an objection; or (ii) no proof of claim has been filed and the Debtors have scheduled such claim as disputed, contingent, unliquidated, or unknown in amount.

Delay of Distribution on a Disputed Claim. Except as specifically stated otherwise in this Plan, no distribution will be made on account of a disputed claim unless such claim is allowed by a final non-appealable order. The Plan Administrator shall withhold disbursement of payment on any disputed claim by retaining the amount of funds such claimant would receive if the claim were allowed in full. Upon final determination of such dispute, the Plan Administrator shall pay that claim amount allowed by the Court, pursuant to terms of the Plan.

Settlement of Disputed Claims. The Plan Administrator will have the power and authority to settle and compromise any disputed claim against the Estate subject to Post-Confirmation Notice and the procedure set forth in Article IX, § "I" of this Plan, or, alternatively in the Plan Administrator's sole discretion, an order of the Court after hearing pursuant to Federal Rule of Bankruptcy Procedure 9019.

Claims Cap. Claims properly scheduled or timely filed as the case may be shall be capped at the amount set forth in the schedules or proof of claim, as of the Confirmation Date. Unless specifically provided for under this Plan, no claim may thereafter be amended to increase the amount asserted against the Debtors or the Estate. This provision may be enforced by any party in interest.

De Minimis Distributions. Notwithstanding anything to the contrary in this Plan, the Plan Administrator is not required to deliver a payment or distribution to the holder of an Allowed Claim if the amount of cash due is less than $10.00. The Plan Administrator may round all amounts for distribution to the nearest dollar.

ARTICLE VI.
MEANS FOR IMPLEMENTATION OF THE PLAN

A. Liquidation of Property.

To fund disbursements to creditors under this Plan, the Plan Administrator is to liquidate property of the Estate. This will be done over a 36-month period following the Effective Date, by any means chosen by the Plan Administrator in his sole discretion, including with the assistance of agents or brokers. There shall be no minimum prices or

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terms for liquidation of property of the Estate, and instead such prices and terms shall be determined by the Plan Administrator in his discretion.

To the extent any property of the Estate has been abandoned pursuant to § 554 before the Confirmation Date, and to the extent any property is abandoned pursuant to this Plan on or after the Confirmation Date, such property shall not be liquidated by the Plan Administrator, but instead the Debtors shall be free to use and dispose of such property as they see fit.

The Plan Administrator has authority to liquidate property of the Estate and distribute the proceeds pursuant to the terms of this Plan, except to the extent such property is determined to have an inconsequential or detrimental value to Estate. The Plan Administrator has authority to time such liquidation of assets at his sole discretion during the 36 months following the Effective Date. To "liquidate" assets shall mean to reduce them to cash, by sale, by lease, or by any other disposition in the Plan Administrator's discretion, and as to accounts receivable or other amounts owed to the Debtors or the Estate, to "liquidate" shall also mean to collect the amount payable, including by way of installment payments, judgment and enforcement of judgment, by the sale or assignment of collection rights, or by way of settlement and compromise, all in the Plan Administrator's discretion.

The Plan Administrator may continue to collect receivables as payment of same becomes due, or, if the Plan Administrator receives an acceptable offer for discount or purchase of any receivable, the Plan Administrator may discount or sell same. However, the Plan Administrator may enter a compromise or sell a receivable involving more than a $10,000 discount, or may sell any asset for an amount exceeding $10,000 only after he (i) provides Post-Confirmation Notice of the terms of the compromise or sale to the Parties Entitled to Notice, and (b) no party that receives such notice within the ten days provided serves the Plan Administrator a written objection to the proposed compromise or sale. If the Case is at that time closed, such objection shall be accompanied by a copy of a filed application of the objecting party to reopen

the Case, including evidence that any fee required to reopen the Case has been paid. If such objection in proper form is timely received, the proposed compromise or sale may be carried out only after Court approval obtained after hearing on no less than ten (10) days' notice to the objecting party.

The assets of the Estate include generally, without limitation, the following: claims; promissory notes; contracts; trust rights, whether express, formal, informal, resulting, or other another or fiduciary theories; equitable interests held by, or any right to, real or personal property or the payment of any monies held in the name of any person or entity. Subject to abandonment, the assets of the Estate that the Plan Administrator shall liquidate include, but are not limited to the following:

Description of Assets
Chile Property
Interest (stock) in Freedom Motors, Inc.
Interest (stock) in Moller International, Inc.
Interest in Milk Farm Assocs., L.P.
Rents receivable from Moller International, Inc.
Account receivable from Moller International, Inc. (loan payable)
Account receivable from Moller International, Inc. (deferred compensation)
Organic almond butter
Vehicle (unexempted equity is $2,450)
Patents

The Plan Proponents believe that the most significant assets of the Estate consists of claims against MII for (i) unpaid rent for use and occupancy of the Commercial Property,(ii) for amounts due for pre-petition loans made by the Debtors to MII; and (iii) for deferred compensation payable to Dr. Moller. These claims against MII are described in greater detail in the Disclosure Statement. The Plan Proponents anticipate that the services of Professionals may be used and Administrative Expense

Claims may be incurred in the prosecution of these claims against MII. As such, unpaid court-approved administrative expenses incurred by Professionals in the Case shall be paid from proceeds of the claim against MII before distribution on account of any Allowed Claim secured by same (if any), pursuant to § 506(c) of the Code.

B. Use of Creditor Account.

The Plan Administrator shall deposit into the Creditor Account all cash on hand as of the Effective Date and all proceeds from liquidation of assets following the Effective Date. Sale proceeds shall then be disbursed from the Creditor Account in accordance with the provisions of this Plan. The Plan Administrator shall reserve in the Creditor Account at all times an amount reasonably estimated to cover Administrative Expense Claims and projected Post Confirmation Expenses.

C. Distributions from the Creditor Account.

From the amounts reserved for Administrative Expense Claims and Post Confirmation Expenses, the Plan Administrator shall first make distributions on account of same. As and when a distribution on account of any Allowed Claim is due and payable under this Plan, the Plan Administrator shall make such distribution from the Creditor Account, in accordance with this Plan.

D. Sales Under § 363 of the Code.

The Plan Administrator may elect to file a motion with the Court to obtain an order pursuant to the provisions of § 363 of the Code, which shall apply to a sale of property under this Plan in the same manner as if the Case were pending as a chapter 11 case before confirmation of any Plan of Reorganization and as if the Plan Administrator were a chapter 11 trustee. To the extent any property is subject to liens, interests, encumbrances, or the like, the Plan Administrator may sell such property free and clear of such liens, interests, encumbrances, or the like, as provided under § 363(f) of the Code; to the extent the Estate may hold less than the entire ownership interest in any property, the Plan Administrator may sell such interest and the interest of any co-

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owner(s) under § 363(g) of the Code; and the Court shall have jurisdiction to approve such sale as provided under § 363 of the Code.

E. Post-Confirmation Employment of Professionals.

To the same extent he may have employed Professionals before confirmation of the Plan, the Plan Administrator may employ professionals post-confirmation, except that further Court approval for employment shall not be required so long as the employment was approved by the Court before the Effective Date. The Plan Administrator is specifically authorized to continue to employ counsel and accountants to assist in the exercise of his rights and duties under this Plan, and to continue to employ a securities broker in connection with the sale of securities (stock).

F. Payment of Post-Confirmation Compensation of Professionals.

The Plan Administrator, and all professionals employed by the Plan Administrator post-confirmation, shall be entitled to compensation for services rendered and reimbursement for costs incurred after the Effective Date. The Plan Administrator shall be authorized to pay such compensation, which shall have a priority consistent with an Administrative Expense Claim, only after he (i) provides Post-Confirmation Notice of the proposed compensation, and (b) no party that receives such notice within the ten days provided serves the Plan Administrator a written objection to the proposed compensation. If the Case is at that time closed, such objection shall be accompanied by a copy of a filed application of the objecting party to reopen the Case, including evidence that any fee required to reopen the Case has been paid. If such objection in proper form is timely received, the proposed compensation can be paid only after Court approval is obtained after hearing on no less than ten (10) days' notice to the objecting party. Notwithstanding the provisions above in regard to payment of compensation to professionals, the Plan Administrator shall be authorized to compensate his securities broker in the ordinary course from proceeds of sale, without need for Post-Confirmation Notice.

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ARTICLE VII.
TREATMENT OF CLAIMS

Class 1 Allowed Claims (if any) shall be paid in full on the Effective Date or as soon as practical thereafter and as funds permit or as otherwise ordered by the Court. No Allowed Claim in a particular rank of priority shall be paid until each higher level of priority under § 507 of the Code is paid in full. To the extent insufficient funds exist to pay in full each holder of an Allowed Claim in a particular level of priority, available funds shall be distributed Pro Rata among those claim holders in that level of priority.

The **Class 2.1** Allowed Secured Claim of the County shall be treated as follows. The Commercial Property and the Agricultural Property shall be abandoned as of the Effective Date, and by way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.1 claimant to permit the Class 2.1 claimant to possess and dispose of the Commercial Property pursuant to applicable state law. The Class 2.1 Allowed Secured Claim is deemed satisfied in full upon abandonment of the Commercial Property. Confirmation of this Plan will not impair or otherwise affect the Class 2.1 claim holder's security interest in property of the Debtors.

The **Class 2.2** Allowed Claim of Exchange Bank shall be treated as follows. The Commercial Property shall be abandoned as of the Effective Date. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.2 claimant to permit the Class 2.2 claimant to possess and dispose of the Commercial Property pursuant to state law. The Class 2.2 Allowed Secured Claim is deemed satisfied in full upon abandonment of the Commercial Property, and any deficiency claim in favor of the Class 2.2 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.2 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state

specifically the amount of its deficiency claim. Should the Class 2.2 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.2 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.2 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.2 claimant's security interest in the Commercial Property.

The **Class 2.3** Allowed Secured Claim of Sterling shall be treated as follows. The Commercial Property shall be abandoned as of the Effective Date. The Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.3 claimant to permit the Class 2.3 claimant to possess and dispose of the Commercial Property pursuant to state law. The Class 2.3 Allowed Secured Claim is deemed satisfied in full upon abandonment of the Commercial Property, and any deficiency claim in favor of the Class 2.3 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.3 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.3 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.3 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.3 claimant and the

Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.3 claimant's security interest in the Commercial Property.

The **Class 2.4** Allowed Secured Claim of Morgan Stanley shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.4 claimant to permit the Class 2.4 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.4 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.4 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.4 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.4 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.4 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.4 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.4 claimant's security interest in the Residential Property.

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The **Class 2.5** Allowed Secured Claim of US Bank shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.5 claimant to permit the Class 2.5 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.5 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.5 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.5 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.5 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.5 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.5 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.5 claimant's security interest in the Residential Property.

The **Class 2.6** Allowed Secured Claim of BAFC shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.6 claimant to permit the Class 2.6 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.6

Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.6 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.6 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.6 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.6 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.6 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.6 claimant's security interest in the Residential Property.

The **Class 2.7** Allowed Secured Claim of Schlechter shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.7 claimant to permit the Class 2.7 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.7 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.7 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.7 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its

deficiency claim. Should the Class 2.7 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.7 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.7 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.7 claimant's security interest in the Residential Property.

The **Class 2.8** Allowed Secured Claim of WaMu shall be treated as follows. By way of an order of the Court entered in the Case on or about May 4, 2011, the Agricultural Property was abandoned by the Estate. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.8 claimant to permit the Class 2.8 claimant to possess and dispose of the Agricultural Property pursuant to state law. The Class 2.8 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.8 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.8 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.8 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.8 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules.

Notwithstanding the above provisions, the Class 2.8 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.8 claimant's security interest in the Agricultural Property.

The **Class 2.9** Allowed Secured Claim of Capital shall be treated as follows. By way of an order of the Court entered in the Case on or about May 4, 2011, the Agricultural Property was abandoned by the Estate. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.9 claimant to permit the Class 2.9 claimant to possess and dispose of the Agricultural Property pursuant to state law. The Class 2.9 Allowed Secured Claim is deemed satisfied as of the Effective Date, and any deficiency claim in favor of the Class 2.9 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.9 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.9 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.9 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.9 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.9 claimant's security interest in the Agricultural Property.

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The **Class 2.10** Allowed Secured Claim of Foss shall be treated as follows. By way of an order of the Court entered in the Case on or about May 4, 2011, the Agricultural Property was abandoned by the Estate. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.10 claimant to permit the Class 2.10 claimant to possess and dispose of the Agricultural Property pursuant to state law. The Class 2.10 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.10 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.10 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.10 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.10 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.10 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.10 claimant's security interest in the Agricultural Property.

The **Class 2.11** Allowed Secured Claim of House shall be treated as follows. By way of an order of the Court entered in the Case on or about May 4, 2011, the Agricultural Property was abandoned by the Estate. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.11 claimant to permit the Class 2.11 claimant to possess and dispose of the Agricultural Property pursuant to state law. The Class 2.11 Allowed

Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.11 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.11 claimant file an amendment to Claim No. 16 to state specifically the amount of the deficiency claim. Should the Class 2.11 claim holder fail to file an amendment to Claim No. 16 in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.11 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.11 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.11 claimant's security interest in the Agricultural Property.

The **Class 2.12** Allowed Secured Claim of BMW shall be treated as follows. The Class 2.12 claim holder shall be entitled to no payments or distributions under the Plan. The Class 2.12 claim holder shall apply all post-petition payments received from the Debtor in full and final satisfaction of the Class 2.12 Allowed Secured Claim.

As to **Class 3** Allowed Claims, this Plan provides for a specific deadline for the holders of rejected executory contracts and unexpired leases, if any, to file a proof of claim for damages arising from the rejection, after which deadline such claims are barred. General provisions for executory contracts and unexpired leases are set forth in Article XI of this Plan. Provisions for specific executory contracts and unexpired leases are set forth immediately below.

The **Class 3.1** Allowed Claim of Foss shall be treated as follows. Specifically, through this Plan, the real property lease with Foss is deemed rejected as of the Effective Date.

The **Class 3.2** Allowed Claim of MII shall not be impaired by this Plan. Specifically, through this Plan, the real property lease with MII is deemed assumed as of the Effective Date.

Class 4 Allowed Claims shall be paid as follows: After full payment of all Administrative Expense claims, Priority Tax Claims, and Class 1 Claims, the Plan Administrator shall, on a bi-annual basis, distribute remaining funds in the Creditor Account Pro Rata, to the holders of Class 4 Allowed Claims. The first disbursement from the Creditor Account on account of Class 4 Allowed Claims shall be made within sixty (60) days following full payment of all Administrative Expense claims, Priority Tax Claims, and Class 1 Claims, and the Plan Administrator shall continue such disbursements each six calendar months thereafter, until such time as the Class 4 Allowed Claims are paid in full, plus accrued interest at the rate of 2% per year from the Effective Date.

The **Class 5** Allowed Claim shall be unimpaired. Confirmation of the Plan shall not impair or affect Cosmeli's interest, if any, in the Chile Property.

Class 6 interest of the Debtors shall be treated as follows. Upon full payment of all Administrative Expense Claims, Post-Confirmation Expenses, all Priority Tax Claims, and all Allowed Claims (including Class 1 and Class 4), then any remaining assets of the Estate shall be at that time deemed abandoned and shall be distributed to the Debtors. Upon confirmation of the Plan, the following assets, in addition to those assets subject of abandonment under other provisions of this Plan, the Debtors' interests in the following assets shall be deemed abandoned to the Debtors pursuant to § 554 of the Code: (i) household goods valued at $1,000; (ii) computer and TV valued at $5,000; (iii) clothes valued at $3,000; (iv) jewelry valued at $2,000; and (v) Quail Oaks Ranch. Should the Debtors have claimed as exempt any value in any asset to be liquidated under this Plan, the Debtors will receive the value of their claimed exemption promptly after the Plan Administrator liquidates the relevant asset; notwithstanding the foregoing, however, the Debtors shall be authorized to pay the Plan Administrator the sum of $2,450, the unexempted equity in the Vehicle, in lieu and instead of liquidation of the Vehicle by the Plan Administrator.

ARTICLE VIII.
NON-IMPAIRED CLASSES

Pursuant to § 1123(a) of the Code, the Plan Proponents specify that the following classes of claims or interests are not impaired under the Plan: Class 3.2; Class 5; and Class 6. The following classes are impaired under the Plan: Class 1; Class 2.1 through 2.12, inclusive; Class 3.1, and Class 4 (and all subclasses thereof, as applicable).

ARTICLE IX.
AUTHORITY AND DUTIES OF THE PLAN ADMINISTRATOR

A. The Plan Administrator's Authority Generally.

The Plan Administrator will serve the Estate post-confirmation. The Plan Administrator will have the powers and authority set forth in this Plan and the Confirmation Order, and in addition the Plan Administrator will retain post-confirmation all rights, powers, and authorities of a trustee under chapter 11 of the Code and will be authorized to employ counsel and other professionals post-confirmation. Any orders authorizing employment of professionals by the Trustee obtained before confirmation of the Plan shall be effective and in favor of the Plan Administrator post-confirmation.

Expressly incorporated into this Plan and granted to the Plan Administrator are the powers of a chapter 11 trustee, including as follows:

1. Sections 704(1), 704(2), 705(5), 704(7), 1106(a)(6), and 1106(a)(7) of the Code;

2. The powers necessary to perform this Plan, including but not limited to execution of any documents relating to the sale, transfer, or reconveyance of assets of the Estate, the power to sell property under § 363 of the Code, including pursuant to § 363(f) and (h) of the Code, and the disbursement of any monies relating to any assets of the Estate;

3. Those additional powers that the court may authorize the Plan Administrator to exercise by further order;

4. Retaining and compensating from property of the Estate such professionals and third parties whose employment is reasonably necessary to perform this Plan.

The Plan Administrator is upon confirmation of the Plan authorized to settle and/or compromise any cause of action or claim that the Estate may have, including but not limited to claims under § 547 and § 548 of the Code, subject to Post-Confirmation Notice and the procedure set forth in Article IX, § "I" of this Plan, or alternatively an order of the Court after hearing pursuant to Federal Rule of Bankruptcy Procedure 9019.

The powers of the Plan Administrator shall be exercised as provided in this Plan, or through a post-confirmation order of the Court for the sale of real or personal property under the Plan, after request by the Plan Administrator. Notwithstanding the above, nothing herein shall require the Plan Administrator to obtain any post-confirmation orders or authorization for the sale of any real or personal property under this Plan.

B. Reports and Records.

After confirmation of this Plan, the Plan Administer shall pay from Estate funds to the United States Trustee, for deposit into the Treasury, those Quarterly Fees due under 28 U.S.C. § 1930(a)(6) for each quarter and fraction thereof, until the Case is closed by entry of a final decree, converted, or dismissed. At the end of each calendar quarter, the Plan Administrator shall also file with the Court, and serve upon the United States Trustee, a post-confirmation report which includes the no less than the following information pertinent to the Case: (1) whether the plan confirmation order is final; (2) whether deposits, if any, required by this Plan have been made; (3) whether property, if any, to be transferred under this Plan has been transferred; (4) whether the Debtor has under this Plan assumed management of the property dealt with by the Plan; (5) whether Plan disbursements have commenced; (6) whether Quarterly Fees due to the



CHRISTENSEN CAPITAL LAW CORPORATION

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November 8, 2011

VIA OVERNIGHT DELIVERY

SEC
Mail Processing
Section
NOV 14 2011
Washington, DC
101

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, N.E.
Mail Stop #3561
Washington, D.C. 20549

Re: **Freedom Motors, Inc./Regulation A Offering Statement**

Dear Sir or Madam:

Enclosed please find an original and six (6) copies of an Offering Statement (including an Offering Circular) submitted for qualification under Regulation A on behalf of Freedom Motors, Inc., a Nevada corporation. Please note that the Company signature pages are submitted in counterpart due to time and distances involved.

The undersigned is the primary contact person in connection with this Offering Statement, so kindly direct all communications in this matter to my above mailing address, phone, fax or email.

Thank you for your assistance in this matter.

Sincerely,

Craig G. Christensen

CGC:thg
Enclosures (7)

United States Trustee have been paid; and (7) whether all motions, contested matters, and adversary proceedings have been finally resolved. At the time he serves the U.S. Trustee, the Plan Administrator shall serve copies of each post-confirmation report on those parties that have provided him or his counsel with a prior written request for service of same.

The Plan Administrator shall maintain accurate books and records concerning the Estate and the Creditor Account. The Plan Administrator shall maintain a record of all distributions from the Creditor Account, with respect to each distribution, including the name and address of the holder of the Allowed Claim, the amount and nature of the distribution, the claim number, if applicable, and the amount of the Allowed Claim.

Promptly after making the final distribution from the Creditor Account, the Plan Administrator shall serve his final accounting for the Estate on the Parties Entitled to Notice. Absent the service of written objection on the Plan Administrator and counsel for the Plan Administrator within twenty (20) days of service of the final accounting, the Plan Administrator shall be discharged of his duties under this Plan. If the Case is open at the time of service of his final accounting, the Plan Administrator may request that the Court enter a final decree in the Case.

C. Reliance by Third Parties on Plan Administrator's Authority.

No entity acting in good faith and dealing with the Plan Administrator with respect to any property of the Estate or the Plan Administrator's performance of his powers or duties under this Plan shall be required to ascertain the authority of the Plan Administrator, or to be responsible in any way for the proper application of funds or properties paid or delivered to the Plan Administrator, and any such entity may deal with the Plan Administrator as though he were the unconditional owner of the assets of the Estate. This provision does not release or limit the obligations of any third party to repay or disgorge any monies or property which may have been transferred by the Plan Administrator by error of the Plan Administrator or someone acting on the Plan

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Administrator's behalf, such as by error through miscomputation of amount or misidentification of creditor or recipient.

D. Bond.

Upon confirmation of this Plan, the Trustee's bond shall be discharged. As long as Jon Tesar serves as Plan Administrator, he shall be entitled to serve without a bond. Any successor Plan Administrator shall maintain in force during the duration of the Plan a fidelity bond in an amount not less than the sum of the balance in the Creditor Account. The bond premium, if any, shall be paid out of the Creditor Account.

E. Limitation on Liability of the Plan Administrator.

The Plan Administrator shall have no liability for any error of judgment made in good faith in performing his duties and exercising his powers under this Plan, and the Plan Administrator shall be liable only for damages arising from his wilful misconduct. The Plan Administrator shall not be liable for any action taken or omitted in good faith and believed by him to be authorized within the discretion, rights, or powers conferred upon him by this Plan. No provisions of this Plan shall require the Plan Administrator to expend or furnish his own funds, or otherwise incur personal financial liability in the performance of any duty under this Plan or in the exercise of any of his rights or powers hereunder. The Plan Administrator may rely, without further inquiry, on any writing delivered to him under this Plan which he believes to be genuine and delivered to him by the proper person, as well as the books and records of the Estate and the Debtors, either of them, or their respective agents.

F. Plan Administrator May Act for the Debtors.

Any provision of this Plan or the Code which provides for consent to be given, an act to be undertaken, or an agreement to be reached by the Debtors shall be read to permit after the Effective Date such consent to be given by, act to be undertaken by, or agreement to be reached with, the Plan Administrator.

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G. Post-Confirmation Compensation of Plan Administrator.

The Plan Administrator shall receive from the Creditor Account, as presumptively reasonable compensation for post-confirmation services rendered, a fee of $250 per hour without regard to § 326 of the Code, and shall be entitled to reimbursement of necessary and reasonable expenses from the Creditor Account.

H. Compliance With Tax Requirements.

To the extent applicable in connection with the Plan, the Plan Administrator shall comply with all tax and reporting requirements imposed on him by any governmental unit, and all distributions made under the Plan shall be subject to, and reduced by, such tax and reporting requirements. The Plan Administrator shall be authorized to take any action that may be necessary or appropriate in order to comply with such tax and reporting requirements, including but not limited to requiring recipients to fund the payment of withholding as a condition to delivery. Notwithstanding any other provision of this Plan, each person or entity receiving a distribution under this Plan shall have sole responsibility for the satisfaction and payment of any tax obligations imposed on it by any governmental unit on account of such distribution, including income withholding and other tax obligations.

I. Payment of Post-Confirmation Expenses; Payment of Post-Confirmation Settlements and Compromises.

The Plan Administrator may pay Post-Confirmation Expenses from the Creditor Account, and may enter into and perform settlements and compromises regarding allowance of claims and any other matter concerning administration of the Estate, only after he (i) provides Post-Confirmation Notice of the terms of the transaction, expense to be paid, or terms of settlement or compromise to the Parties Entitled to Notice, and (b) no party that receives such notice within the ten days provided serves the Plan Administrator a written objection to the terms or payment. If the Case is at that time closed, such objection shall be accompanied by a copy of a filed application of the objecting party to reopen the Case, including evidence that any fee required to reopen

the Case has been paid. If such objection in proper form is timely received, the proposed transaction, payment, or settlement or compromise may be carried out only after Court approval is obtained after hearing on no less than ten (10) days' notice to the objecting party.

ARTICLE X.
DUTIES OF THE DEBTORS

The Plan Administrator shall monitor and direct the efforts of the Debtors, who will, to the extent reasonably required by the Plan Administrator and consistent with the terms of this Plan, assist the Plan Administrator in implementation of the Plan. The Debtors shall give the Trustee their full and reasonable cooperation, and shall, without limitation, respond promptly and fully to the Plan Administrator's inquiries in the course of administration of the Case and give the Plan Administrator ready access to their books and records, and, to the books and records of FM and MI.

As the parties that control MI and FMI, the Debtors shall, subject to their duties as such parties under applicable state law, see that MI and FMI repay their obligations to the Estate as promptly as is necessary for the Plan Administrator, in turn, to use the proceeds of such payment for timely distributions under this Plan.

As a condition of entry of the Confirmation Order, the Debtors shall perform the following acts: (i) the Debtors shall cause MII to execute and deliver to the Plan Administrator a promissory note, in a form approved by the Plan Administrator, in favor of the Debtors and/or the Estate and in the aggregate amount owed by MII to the Debtors and/or the Estate for unpaid rent, money lent, and any other amounts owed to the Debtors as of the date of the promissory note; (ii) the Debtors shall cause MII and FMI to execute and deliver to the Plan Administrator a security agreement under which the personal property of MII and FMI secures the obligation of MII under the promissory note delivered to the Plan Administrator, and any additional amounts that may become due and owing by MII and/or FMI, including rent as it comes due and remains unpaid.

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By the filing of and confirmation of this Plan, the Debtors agree that they shall turn over to the Plan Administrator, from any escrow for sale, the net proceeds of any sale of the Agricultural Property and/or of any sale of the Commercial Property, after payment of all liens of record and all ordinary costs of sale, notwithstanding prior abandonment of these properties by the Estate.

ARTICLE XI.
EXECUTORY CONTRACTS AND UNEXPIRED LEASES

On the Confirmation Date, all executory contracts and unexpired leases entered into by the Debtors or either of them before the Petition Date which have not been rejected by operation of law, assumed or rejected pursuant to a prior order of the Court, or which are not subject to a motion already filed with the Court, except for those executory contracts and unexpired leases, if any, identified as subject to a Class 3 claim and as being assumed under this Plan, are rejected upon confirmation of this Plan. Proofs of Claim for those claims arising from the rejection of any executory contracts and unexpired leases must be filed with the Court no later than thirty (30) days following the Effective Date. Failure to timely file such proofs of claim shall result in disallowance of such claims without further order of the Court.

ARTICLE XII.
EFFECT OF CONFIRMATION

No revesting. Notwithstanding confirmation of this Plan, no non-exempt property of the Estate will revest in the Debtors, and the Estate shall continue in existence to be administered by the Plan Administrator pursuant to this Plan. The Estate shall continue in existence under the control of the Plan Administrator, and the Estate shall retain all tax benefits, losses, and other attributes for the filing of post-confirmation tax returns.

Notwithstanding § 1115(a)(2) of the Code, which has been read to provide that all earnings from services performed by a debtor after commencement of a chapter 11 case but before the case is closed are property of the bankruptcy estate, the post-

confirmation earnings from services performed by the Debtors shall be excluded from the Estate and the Debtors therefore may use such earnings, and social security benefits, as they see fit.

Fund of the Estate: As of the Effective Date, all funds of the Estate shall be deemed unencumbered, and any depository of funds of the Estate, whether or not held in accounts designated as "blocked" or otherwise subject to further order of the Court, may release funds to the Plan Administrator upon request of the Plan Administrator.

Automatic Stay. Except as specifically stated in this Plan or as relief may later be granted by the Court, notwithstanding confirmation of this Plan the automatic stay provisions of § 362 shall continue in full force and effect as a post-confirmation stay. Entry of the Confirmation Order shall serve to grant relief from the automatic stay, in favor of all parties to the Ag Property Litigation, solely to permit the relevant court to determine the parties' respective rights to the property subject of the litigation, and to fix any monetary claim against the Debtors; the parties to the Ag Property Litigation shall not, however, have relief from the automatic stay to enforce any rights against the property of the Estate or the Debtors.

Cure Provision. Confirmation of this Plan shall constitute a restructuring of the Debtors' and the Estate's obligations to claim holders affected by this Plan, and shall be deemed to cure any and all defaults existing as of the Effective Date with respect to the Debtors' and the Estate's obligations, except that confirmation shall not cure any defaults for which a Notice of Default was given to commence non-judicial foreclosure proceedings under applicable state law.

Nonrecourse Debt. To the extent the Debtors' pre-petition obligations are nonrecourse as to the Debtors under applicable nonbankruptcy law, they shall remain nonrecourse. To the extent a creditor retains a lien under this Plan, that creditor retains all rights provided by such lien under applicable nonbankruptcy law.

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ARTICLE XIII.
DISCHARGE AND CLOSING

The completion of disbursements by the Plan Administrator under this Plan and entry of an order of discharge (but not solely entry of the order confirming this Plan) shall serve to discharge the Debtors from all debts provided for in this Plan, whether or not the creditor files a proof of claim, whether or not the creditor accepts or rejects the Plan, and whether or not the creditor's claim is allowed, except as specifically provided in § 1141 of the Code.

The rights afforded by this Plan and the treatment afforded all claims by this Plan shall be in full exchange for, and in complete satisfaction, discharge, and release of all claims and interests of any kind or nature, whether known or unknown, matured or contingent, liquidated or unliquidated, existing, arising or accruing, whether or not yet due, before the Effective Due, including without limitation claims accruing on or after the Petition Date, against the Estate or any assets or property of the Estate.

Notwithstanding the continuation of the Estate after confirmation of the Plan, nothing in this Plan shall be construed to prohibit the Plan Administrator or other party in interest from requesting and obtaining an order administratively closing the Case under § 350(a) of the Code, subject to being reopened on the motion of any party in interest, to determine any issue, claim, objection to claim, or right under this Plan, or for other cause as set forth in § 350(b) of the Code. Even should disbursements under the Plan remain to be made at the time a request is made to close the Case, the Court may determine the Case fully administered under § 350(a) of the Code and therefore may close the Case, so long as there is good cause for the closing of the Case, such as to avoid unnecessary administrative expense.

Promptly after completion of disbursements under this Plan, the Plan Administrator shall provide Post-Confirmation Notice of the same. The Debtors shall then if necessary request that the Case be reopened and shall promptly request entry of an order of discharge after hearing under § 1141(d)(5) of the Code, and the Plan

Administrator shall file a Final Report and Account for the Case promptly after the Case is reopened. Should U.S. Trustee's Fees become due and payable as a consequence of the reopening of the Case at the Debtors' request, the Debtors and not the Estate or the Plan Administrator shall be liable for payment of same.

ARTICLE XIV.
REMEDIES FOR DEFAULTS UNDER THE PLAN

In the event there is a material default in the performance of the terms of this Plan, by either the Debtors or by the Plan Administrator, any party in interest, including holders of Allowed Claims, may move the Court for conversion of the Case to a case under chapter 7 of the Code or for dismissal of the Case as provided in § 1112(b) of the Code.

ARTICLE XV.
MODIFICATION OF THE PLAN

The Plan Proponents may amend or modify the Plan at any time before confirmation of the Plan without prior notice, so long as the Court determines in accordance with Federal Rule of Bankruptcy Procedure 3019 that the proposed modification does not materially or adversely affect the interest of any holder of any claim or equity security interest. If the Court makes such a determination and approves such modification, it shall be deemed to have been accepted by the holders of claims or equity security interests who have previously accepted the Plan.

ARTICLE XVI.
OTHER PROVISIONS

A. Retention of Jurisdiction.

After confirmation of this Plan, the Court shall retain exclusive jurisdiction of all issues relating to the performance of this Plan and the conduct of the Trustee, the Plan Administrator, and the Debtors under this Plan, and any professionals engaged by the Plan Administrator, the Trustee, or the Debtors. After confirmation of this Plan, the

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Court shall retain exclusive jurisdiction over all property of the Estate, and specifically over all assets to be liquidated pursuant this Plan.

Upon confirmation, the Plan Administrator shall retain the avoiding powers of §§ 544, 545, 547, 548, and 553 of the Code, and may commence or continue prosecution of any adversary proceedings or motions necessary or appropriate to implement such retained powers. Confirmation of this Plan shall not impair or cause waiver of any claims of the Debtors against third parties, including but not limited to any claims described in the schedules filed by the Debtors in the Case.

Following confirmation of this Plan, the Court shall retain jurisdiction of the Case for the following purposes:

(1) Modification of the Plan pursuant to § 1127(b) of the Code;

(2) Determination of the allowance or disallowance of claims. The Plan Administrator shall retain post-confirmation the ability to object to the allowance of any claim. The Court shall retain jurisdiction to determine the allowance or disallowance of claims;

(3) Determination of any adversary proceedings or motions brought by the Plan Administrator in the exercise of his avoiding powers;

(4) Fixing allowance of compensation and other administrative expenses;

(5) Collection of money or property due to the Debtors or the Estate;

(6) Determination of disputes involving the Debtors which pertain to events or transactions which occurred before the Effective Date including resolution of any pending adversary proceedings;

(7) Value the Debtors' or the Estate's property and determination of the allowed amount of a claim secured by property and avoidance of liens against property to the extent the amount of the claim exceeds the value of the collateral securing the claim pursuant to § 506 of the Code;

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(8) Any other purposes consistent with the laws of the United States, until the Plan has been fully consummated.

In addition, the Court shall retain jurisdiction to order the sale of property free and clear of liens, encumbrances, interests, and the like, and the sale of property and all interests where the Estate holds only a fractional interest, pursuant to § 363 of the Code or applicable non-bankruptcy law; and to enforce and determine al rights and interests relating to property of the Estate, including easements, covenants, restrictions, conditions, and interests in any such property.

B. Preservation and Assignment of Causes of Action. As of the Effective Date, each and every claim, right, cause of action, claim for relief, right to set off, and entitlement held by the Estate or the Debtors, whether arising under §§ 502, 506, 510, 541, 542, 543, 544, 545, 546, 547, 548, 549, 550, 551, 552, or 553 of the Code, other than those waived or released by express terms of this Plan or the Confirmation Order, shall be deemed fully preserved and vested in the Plan Administrator.

C. Records.

The Plan Administrator shall maintain accurate books and records of the monies and properties received from the Estate, and of all payments and disbursements made for expenses of the estate, on Administrative Expense Claims, and on Allowed Claims.

D. Final Accounting and Discharge of Plan Administrator.

Upon sale or abandonment of all property of the Estate, and final disbursement from the Creditor Account, the Plan Administrator shall file with the Court a Final Report and Account. Upon order of the Court, the Plan Administrator shall be discharged from his duties under this Plan.

E. Abandonment of Property.

The Plan Administrator is expressly authorized to abandon, as that term is applied under § 554 of the Code, any property of the Estate that he determines to be burdensome or of inconsequential value. Such abandonment shall be effective upon any of the following events, in the discretion of the Trustee, without need for further notice or hearing: (i) the filing with the Court of a Notice of Abandonment describing such property, with service of a copy on Parties Entitled to Notice, except that if the Case is closed, no Notice of Abandonment need be filed with the Court; or (ii) as to real property, the recordation of a Notice of Abandonment with the Office of the County Recorder for the county in which the real property is situated with service of a copy on Parties Entitled to Notice.

No authorization of the Court or notice to any entity shall be required for abandonment of any asset to be effective, but the Plan Administrator may seek an order of abandonment from the Court pursuant to applicable rules of procedure, should he determine so doing to be appropriate.

F. Tax Withholding.

Unless the Plan Administrator elects to do otherwise, any and all payments and disbursements under this Plan by the Plan Administrator to any party shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, impounds, deductions, charges, or other withholdings and all liabilities with respect thereto.

G. Unclaimed Distributions and Claim Waiver.

The Plan Administrator may draw checks constituting distributions due under this Plan so that such checks will automatically become void if not presented for payment by the payor bank within ninety (90) days after the date of the check. Unless the Court for cause directs otherwise, if the Plan Administrator dispatches any check by first-class mail to the payee's last-known mailing address within fourteen (14) days after the date of such check, and thereafter such check becomes void, the claim on account of which the check was dispatched shall be deemed withdrawn and disallowed; the holder of such shall be barred from seeking further recovery on account of that claim; and the unclaimed distribution shall become available for distribution to other claim holders under this Plan. Notwithstanding the provisions above, should the Plan Administrator determine in his sole discretion that it is not economically prudent to redistribute such

funds, such funds shall be considered and treated as unclaimed property under § 347(a) of the Code.

H. Successor Plan Administrator.

Should Jon Tesar be unable to assume the duties of Plan Administrator on the Effective Date, or if he should be unable or unwilling to continue to perform such duties after the Effective Date, the court shall be authorized to appoint a replacement Plan Administrator on motion of any interested party, including the U.S. Trustee. Should a successor be unable or unwilling to continue to perform his or her duties as Plan Administrator after appointment, the court shall be authorized to appoint a replacement Plan Administrator on motion of any interested party, including the U.S. Trustee.

I. Jurisdictional Limitations. Should any party in interest assert that the conduct of the Plan Administrator or professionals engaged by the Plan Administrator is not consistent with the provisions of this Plan, or should any party in interest assert any claim against the Plan Administrator or professionals engaged by the Plan Administrator for any conduct within the scope of his or her duties under this Plan, all such claims, rights, requests for relief, or requests for enforcement of rights must be filed in and determined by the Court, which shall have exclusive jurisdiction of same. The Court shall have exclusive jurisdiction for the determination or enforcement of any rights under or arising from this Plan.

J. Exemption from Transfer Taxes. Pursuant to § 1146(c) of the Code, the issuance, transfer, or exchange of any notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, the sale or other transfer of any assets by the Plan Administrator to a third party, or the making or delivery of any deed or other instrument of transfer under, or in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, transfer, real estate transfer, mortgage recording, sales, or similar tax.

K. General Provisions.

Severability. If any provision in this Plan is determined to be unenforceable, the determination will in no way limit or affect the enforceability and operative effect of any other provision of this Plan.

Binding Effect. The rights and obligations of any entity named or referred to in this Plan will be binding upon, and will inure to the benefit of the successors or assigns of such entity.

Cramdown. Pursuant to § 1129(b) of the Code, the Plan Proponents reserve the right to seek confirmation of the Plan notwithstanding the rejection of the Plan by one or more classes of creditors.

Captions. The headings contained in this Plan are for convenience of reference only and do not affect the meaning or interpretation of this Plan.

Notice to Plan Administrator. Unless otherwise agreed by the Plan Administrator in writing, all notices and written communications to the Plan Administrator shall be provided to his attorneys. The addresses for the Plan Administrator and his attorneys, unless other instructions or addresses are provided in writing, shall be:

Plan Administrator Jon Tesar P.O. Box 255544 Sacramento, CA 95865 e-mail: jontesar@msn.com	Anthony Asebedo, Esq. Meegan, Hanschu & Kassenbrock 11341 Gold Express Drive, Suite 110 Gold River, CA 95670 Fax: (916) 925-1265

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Plan Controls. Should there be any inconsistency between the terms stated in the Disclosure Statement and the terms of this Plan, the terms of this Plan shall control and take precedence.

Dated: ____________ MEEGAN, HANSCHU & KASSENBROCK

By: ____________________
Anthony Asebedo
Attorneys for the Debtor

Dated: ____________ ____________________
Jon Tesar
Trustee, Case No. 09-29936-C-11

Dated: ____________ BERNHEIM GUTIERREZ & McCREADY

By: ____________________
William S. Bernheim
Attorneys for the Debtors

Dated: ____________ ____________________
Paul Sandner Moller

Dated: ____________ ____________________
Rosa Maria Moller

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3

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar,
Plan Administrator

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re: PAUL SANDNER MOLLER &, ROSA MARIA MOLLER, Debtors.	Case No. 09-29936-C-11 Docket Control No. [none] Continued Status Conference: Date: September 7, 2011 Time: 10:00 a.m. Dept: C (Courtroom 35) Hon. Christopher M. Klein

TRUSTEE'S FIRST POST-CONFIRMATION STATUS REPORT

Jon Tesar ("Tesar"), as plan administrator for the above-captioned continuing bankruptcy estate of Paul Sandner Moller and Rosa Maria Moller (the "Debtors") hereby files his First Post-Confirmation Status Report.

I. BACKGROUND

This chapter 11 case was initiated on July 31, 2009. Tesar was appointed as chapter 11 trustee on March 26, 2010. Debtor Paul Moller is an engineer involved in research and development of fuel-efficient engines and what are known as roadable aircraft.

On July 7, 2011, the court entered an order that confirmed the Trustee's and Debtors' Joint Plan of Reorganization (the "Plan"). Generally speaking, the Plan calls for a continuing bankruptcy estate post-confirmation, and the liquidation of certain assets

0110

aa:\status report post 01

1 to fund distributions to claim holders. Under the Plan, Tesar became and continues to
2 serve as the Plan Administrator with the duty to liquidate assets of the continuing
3 estate. The Effective Date of the Plan was July 22, 2011.

4 **II. STATUS REPORT**

5 A. Activities Regarding Pre-Confirmation Estate.

6 On August 10, 2011, Tesar filed with the court his Final Report and Account of
7 Chapter 11 Bankruptcy Trustee ("Final Report"). The Final Report outlines his pre-
8 confirmation activities in the chapter 11 case and summarizes the financial status of the
9 chapter 11 estate. No objection has been made to the Final Report.

10 Hearings are set for August 31, 2011 on Tesar's motions for approval of
11 compensation to be paid to Tesar, his counsel, and his accountants, for pre-
12 confirmation services rendered (Docket Control Nos. MHK-8, MHK-9, and MHK-10). If
13 such compensation is approved in the amounts requested, Tesar anticipates that he has
14 sufficient funds to pay it.

15 B. Post-Confirmation Activities.

16 Under the Plan, Tesar is generally to reduce assets of the continuing estate to
17 cash, a major asset being receivables owed by Moller International, Inc. ("MII"), which is
18 a tenant on real property owned by the Debtors. The continuing estate also holds an
19 interest in the Debtor's other corporation, known as Freedom Motors, Inc. ("FMI"),
20 which is currently privately held by the Debtors. FMI makes use of part of the same
21 real property for its business operations.

22 Under the Plan, Tesar has authority to sell shares in MII held by the continuing
23 estate, as he did pre-confirmation, as trustee. Although he has not yet done so post-
24 confirmation, Tesar will pursue such sales as necessary to fund the Plan. The amount
25 of such sales will depend on the amounts he is able to collect from MII on the
26 receivables, and on the Debtors' performance under the Plan. To the extent funds are
27 not forthcoming from MII and/or FMI, Tesar will sell additional shares in MII, to the
28 extent permitted by law.

Tesar has been informed by the Debtors that FMI has entered an agreement under which FMI is to receive significant funding through a licensing agreement for certain of FMI's rotary-engine technology, but it is currently unclear when such funding will in fact begin. Also, Tesar has been informed that FMI will make a limited public offering under Regulation "A." Tesar is informed the terms of the offering are to be submitted to regulators the first week of September 2011 and shares are scheduled to be available before the end of the year.

Under the Plan, Tesar has authority post-confirmation to file, and the court has jurisdiction to hear, objections to claim. The Plan includes deadlines for claim holders to file or amend proofs of claim in regard to certain types of claims against the estate. The last of those deadlines will run in October 2011, after which time Tesar will analyze proofs of claim and determine whether any objections need be filed. At this time, Tesar does not anticipate that many objections will be necessary.

C. Closing of Case; Future Status Conferences.

The Plan permits Tesar to request that the chapter 11 case be closed (and reopened if relief is needed and/or when the Debtors wish to request an order of discharge). Given the facts outlined above, Tesar anticipates that he will request the closing of the case in early 2012, once the deadline for amend claims runs and objections, if any, can be filed and resolved. Tesar believes that further a status conference in late January 2012 would be appropriate under these circumstances.

Respectfully submitted,

Dated: 8/25/2011

Jon Tesar
Plan Administrator, Case No. 09-29936-C-11

Dated: 08.26.2011

MEEGAN, HANSCHU & KASSENBROCK

By:
Anthony Asebedo
Attorneys for the Trustee

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on October 7, 2011 .

FREEDOM MOTORS, INC.,
A Nevada Corporation

By: ______________________ Dated: October 7, 2011
JIM TORESON
Chief Executive Officer

By: ______________________ Dated: October ___, 2011
Michael Marevich
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ Dated: October 7, 2011
JIM TORESON, Director

______________________ Dated: October 13, 2011
PAUL S. MOLLER, Director

______________________ Dated: October ___, 2011
KERRY K. BRYANT, Director

______________________ Dated: October ___, 2011
WILLIAM STRONS, Director

______________________ Dated: October ___, 2011
STEPHEN P. SMITH, Director

0113

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on October ___ , 2011 .

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:______________________ Dated: October ___, 2011
JIM TORESON
Chief Executive Officer

By:______________________ Dated: October ___, 2011
Michael Marevich
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ Dated: October ___, 2011
JIM TORESON, Director

______________________ Dated: October ___, 2011
PAUL S. MOLLER, Director

______________________ Dated: October 7, 2011
KERRY K. BRYANT, Director

______________________ Dated: October ___, 2011
WILLIAM STRONS, Director

______________________ Dated: October ___, 2011
STEPHEN P. SMITH, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on October ___ , 2011 .

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:______________________ Dated: October ___, 2011
JIM TORESON
Chief Executive Officer

By:______________________ Dated: October 7, 2011
Michael Marevich
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ Dated: October ___, 2011
JIM TORESON, Director

______________________ Dated: October ___, 2011
PAUL S. MOLLER, Director

______________________ Dated: October ___, 2011
KERRY K. BRYANT, Director

______________________ Dated: October ___, 2011
WILLIAM STRONS, Director

______________________ Dated: October ___, 2011
STEPHEN P. SMITH, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on October ___ , 2011 .

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:________________________ Dated: October ___, 2011
JIM TORESON
Chief Executive Officer

By:________________________ Dated: October ___, 2011
Michael Marevich
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________________ Dated: October ___, 2011
JIM TORESON, Director

____________________________ Dated: October ___, 2011
PAUL S. MOLLER, Director

____________________________ Dated: October ___, 2011
KERRY K. BRYANT, Director

WILLIAM STRONS
[signature] Dated: October 8, 2011
WILLIAM STRONS, Director

____________________________ Dated: October ___, 2011
STEPHEN P. SMITH, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on October ___ , 2011 .

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:______________________ Dated: October ___, 2011
JIM TORESON
Chief Executive Officer

By:______________________ Dated: October ___, 2011
Michael Marevich
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

__________________________ Dated: October ___, 2011
JIM TORESON, Director

__________________________ Dated: October ___, 2011
PAUL S. MOLLER, Director

__________________________ Dated: October ___, 2011
KERRY K. BRYANT, Director

__________________________ Dated: October ___, 2011
WILLIAM STRONS, Director

Stephen P. Smith Dated: October 7, 2011
STEPHEN P. SMITH, Director